26

07027686

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 0 2 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03964

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 11/1/07

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Stock Code: 97

Annual Report 2007

Corporate Profile

Henderson Investment Limited is a subsidiary of Henderson Land Development Company Limited, a leading property group in Hong Kong. It is engaged in infrastructure in mainland China and the holding of a strategic investment in a listed associate, The Hong Kong and China Gas Company Limited, which in turn has interests in a listed associate, Towngas China Company Limited.

Listed in Hong Kong since 1972, the Company has a market capitalization of HK$39 billion*.

* as at 17 September 2007.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability
Stock Code: 97

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 3 December 2007 at 11:00 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2007.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration. A special notice was received from a member of the Company pursuant to Sections 116C and 132(1)(c) of the Companies Ordinance (Chapter 32) of the Laws of Hong Kong, of the intention to propose the following resolution as an Ordinary Resolution:

   "**THAT** the retiring auditors, Messrs. PricewaterhouseCoopers, who were appointed as the auditors of the Company by the Directors to fill the casual vacancy occasioned by the resignation of Messrs. Deloitte Touche Tohmatsu, be and are hereby re-appointed as auditors of the Company until the conclusion of next Annual General Meeting at a fee to be fixed by the Directors."

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) **"THAT:**

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 16 October 2007

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 26 November 2007.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2007 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Contents

Group Structure

Henderson Land Group Structure

Market Capitalization as at 17 September 2007
Henderson Land Development Company Limited: HK$119 billion
Six listed companies of the Group: HK$285 billion



Henderson Land Development Company Limited
Investment holding, property development and investment in Hong Kong and mainland China, hotel operation, project and property management, construction and financial services
31.36%
Hong Kong Ferry (Holdings) Company Limited
Property development and investment
67.94%
Henderson Investment Limited
Investment holding and infrastructure
44.21%
Miramar Hotel and Investment Company, Limited
Property investment, hotel operation and travel business
39.06%
The Hong Kong and China Gas Company Limited
Production and distribution of gas in Hong Kong and mainland China
43.81%
Towngas China Company Limited
Sale and distribution of LP gas and natural gas in mainland China

Note: All percentage shareholdings shown above were figures as of 17 September 2007

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson investment Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2007 at 11:00 a.m. is set out in the Annual Report for the year ended 30 June 2007.

16 October 2007

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2007 at 11:00 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Investment Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	1 October 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Notice"	the notice convening the Annual General Meeting dated 16 October 2007 contained in the Company's annual report for the year ended 30 June 2007;
"Report of Directors"	the report of directors of the Company for the year ended 30 June 2007 contained in the Company's annual report for the year ended 30 June 2007;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$0.20 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

Executive Directors:
Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

16 October 2007

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES
AND
RE-ELECTION OF THE RETIRING DIRECTORS

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 12 December 2006, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association, Dr. Lee Shau Kee, Mr. Patrick Kwok Ping Ho, Mr. Sit Pak Wing, Sir Po-shing Woo, Mr. Gordon Kwong Che Keung and Professor Ko Ping Keung shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,047,327,395 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 304,732,739 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2007, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2006	October	14.16	13.48
	November	14.10	13.60
	December	14.80	13.70
2007	January	15.06	14.16
	February	15.10	14.00
	March	16.04	13.90
	April	16.62	15.68
	May	17.18	16.10
	June	16.92	11.00
	July	13.66	11.02
	August	13.20	11.26
	September	14.18	12.50

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 69.27% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 76.97%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Dr. Lee Shau Kee, Mr. Patrick Kwok Ping Ho, Mr. Sit Pak Wing, Sir Po-shing Woo, Mr. Gordon Kwong Che Keung and Professor Ko Ping Keung, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election. Save as disclosed herein below, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

Dr. the Hon. LEE Shau Kee, *GBM, DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 78, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited, the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited, all of which are companies listed on the Stock Exchange. In addition, Dr. Lee is a director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15 August 2005). He served as a director of Henderson Cyber Limited (being a listed company in Hong Kong until its privatisation on 12 December 2005) until his resignation in March 2007. He is also a director of various members of the Group. Save as disclosed herein, Dr. Lee has not held any other directorships in listed public companies in the last three years. Dr. Lee was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Dr. Lee was taken to be interested in 2,110,868,943 shares in the Company (representing 69.27% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2007. He is a director of Gainwise Investment Limited (which has a 7.13% shareholding interest in the Company), Covite Investment Limited, Markshing Investment Limited, Banshing Investment Limited (substantial shareholders of the Company), Kingslee S.A., Henderson Land Development Company Limited, Henderson Development Limited, Hopkins (Cayman) Limited, Riddick (Cayman) Limited and Rimmer (Cayman) Limited (controlling shareholders of the Company) which have aggregate interests in 2,076,089,007 shares in the Company, representing 68.13% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As the Latest Practicable Date, Dr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fee of HK$20,000 and other remuneration of approximately HK$8,404,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

KWOK Ping Ho, Patrick, *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 55, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is an executive director of Henderson Land Development Company Limited, which is a company listed on the Stock Exchange and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust. He served as a director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15 August 2005) until his resignation in June 2006. He is also a director of various members of the Group. Save as disclosed herein, he has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Kwok did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Future Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the latest Practicable Date, Mr. Kwok was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles and Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

SIT Pak Wing, *ACIS, FHIREA*, aged 59, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers

Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management. Apart from directorship of the Company, he was not a director of any listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Sit had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the latest Practicable Date, Mr. Sit was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles and Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

Sir Po-shing WOO, *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 78, has been a Director of the Company since 1972 and was re-designated as a Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Land Development Company Limited and Sun Hung Kai Properties Limited, both of which are companies listed on the Stock Exchange. Save a disclosed herein, Sir Po-shing Woo has not held any other directorships in listed public companies in the last three years. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. He is the father of Mr. Woo Ka Biu, Jackson.

As at the Latest Practicable Date, Sir Po-shing Woo did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2007. He is a director of Henderson Land Development Company Limited and Henderson Development Limited (controlling shareholders of the Company) which have aggregate interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the latest Practicable Date, Sir Po-shing Woo was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles and Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

KWONG Che Keung, Gordon, *FCA*, aged 58, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of COSCO International Holdings Limited, Henderson Land Development Company Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Ltd., Quam Limited, China Power International Development Limited, Agile Property Holdings Limited and CITIC 1616 Holdings Limited, all of which are companies listed on the Stock Exchange. He is also an independent non-executive director of Tom Online Inc., being a listed company in Hong Kong until its privatisation on 3 September 2007. Mr. Kwong served as a non-executive director of COSCO Pacific Limited, an independent non-executive director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15 August 2005) and New World Mobile Holdings Limited until his resignation in January 2006, June 2006 and January 2007 respectively. Save as disclosed above, he has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Kwong did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Future Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interest in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Kwong was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$200,000 per annum for acting as an Independent Non-executive

Director, a member of Audit Committee and a member of the Remuneration Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fee of HK$20,000 and other remuneration of HK$180,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

Professor KO Ping Keung, *PhD, FIEEE, FHKIE, JP*, aged 56, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of Beijing University and Tsinghua University and Emeritus Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 - 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 - 1984. Professor Ko is an independent non-executive director of Henderson Land Development Company Limited and China Resources Logic Limited, both of which are companies listed on the Stock Exchange. He also served as an independent non-executive director of Henderson Cyber Limited (being a listed company in Hong Kong until its privatisation on 12 December 2005) until his resignation in March 2006. Save as disclosed above, he has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Professor Ko did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Future Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interest in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Professor Ko was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$200,000 per annum for acting as an Independent Non-executive Director, a member of Audit Committee and a member of the Remuneration Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fee of HK$20,000 and other remuneration of HK$180,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

乃由董事局參照彼之職責釐定。截至二零零七年六月三十日止年度，彼收取本公司董事袍金港幣20,000元及其他薪酬約港幣180,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

高秉強教授，56歲，自二零零四年出任本公司獨立非執行董事。高教授分別畢業於香港大學、美國伯克萊加利福尼亞大學，持有理學士(榮譽)學士學位及碩士和博士學位。彼為北京大學及清華大學兼任教授、香港科技大學工程學院機電工程系榮休教授及前任院長。高教授於一九九一年至一九九三年期間出任美國伯克萊加利福尼亞大學電子工程及計算機科學系副主任，並於一九八二年至一九八四年期間在美國貝爾實驗室(Bell Labs)從事研究工作。高教授亦為恒基兆業地產有限公司及華潤勵致有限公司之獨立非執行董事，而該等公司於聯交所上市。高教授亦曾擔任恒基數碼科技有限公司(於二零零五年十二月十二日私有化前為香港上市之公司)之獨立非執行董事，並於二零零六年三月辭任。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，高教授沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，高教授與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，高教授之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員可每年享有定額酬金港幣200,000元，該酬金乃參照彼之職責釐定。截至二零零七年六月三十日止年度，彼收取本公司董事袍金港幣20,000元及其他薪酬約港幣180,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

於最後實際可行日期，胡寶星爵士之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零七年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

鄺志強先生，58歲，自二零零四年出任本公司獨立非執行董事。彼於一九七二年畢業於香港大學，取得社會科學學士學位，並於一九七七年在英國獲取特許會計師資格。彼於一九八四年至一九九八年期間為羅兵咸會計師事務所合夥人。鄺先生於一九九二年至一九九七年期間曾出任香港聯合交易所獨立理事。彼為中遠國際控股有限公司、恒基兆業地產有限公司、天津發展控股有限公司、北京首都國際機場股份有限公司、星獅地產(中國)有限公司、新創建集團有限公司、中海油田服務股份有限公司、正奇投資有限公司、中國誠通發展集團有限公司、環球數碼創意控股有限公司、中國平安保險(集團)股份有限公司、華富國際控股有限公司、中國電力國際發展有限公司、雅居樂地產控股有限公司及中信1616集團有限公司之獨立非執行董事，而該等公司於聯交所上市。彼亦為Tom在線有限公司(於二零零七年九月三日私有化前為香港上市公司)之獨立非執行董事。鄺先生曾擔任中遠太平洋有限公司之非執行董事、恒基中國集團有限公司(於二零零五年八月十五日私有化前為香港上市之公司)及新世界移動控股有限公司之獨立非執行董事，並分別於二零零六年一月、二零零六年六月及二零零七年一月辭任。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，鄺先生沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，鄺先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，鄺先生之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員可每年享有定額酬金港幣200,000元，該酬金

會資深會員及香港地產建設商會個人會員，並具有超過三十年之市場發展、租務及物業管理經驗。除於本公司擔任董事外，薛先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，薛先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，薛先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零七年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

胡寶星爵士，78歲，自一九七二年出任本公司董事及於二零零四年調職非執行董事，亦是胡家驃律師事務所之顧問，亦為恒基兆業地產有限公司及新鴻基地產發展有限公司之董事，而該等公司於聯交所上市。除於此披露者外，胡寶星爵士於過往三年並無出任任何其他上市公司之董事。他持有香港及英國執業律師資格，並為英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。彼獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名銜，並應天津南開大學之邀出任名譽教授。胡爵士於二零零零年成為香港管理專業協會會士。彼亦為香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」之創辦人。胡爵士亦於城市大學設立了「胡寶星中國法與比較法講座教授」。胡爵士為胡家驃先生之父親。

於最後實際可行日期，胡寶星爵士沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。胡寶星爵士持有本公司聯繫公司之其他權益詳細資料已於截至二零零七年六月三十日止財政年度之本公司董事局報告內作出披露。本公司控股股東恒基兆業地產有限公司及恒基兆業有限公司合共持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該等公司之董事。除於此披露者外，彼與本公司董事、高級管理人員、主要或控股股東概無任何關係。

七年六月三十日止年度，彼收取本公司董事袍金港幣20,000元及其他薪酬約港幣8,404,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

郭炳濠先生，55歲，自一九八八年出任本公司執行董事。郭先生持有理學(工程)學士學位、理學(行政管理學)碩士學位及測量學(房地產發展)深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業地產有限公司之執行董事(該公司於聯交所上市)及恒基陽光資產管理有限公司(上市之陽光房地產投資信託基金之管理人)之非執行董事。彼曾擔任恒基中國集團有限公司(於二零零五年八月十五日私有化前為香港之上市公司)之董事，並於二零零六年六月辭任。彼亦為多間本集團成員公司之董事。除於此披露者外，郭先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，郭先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而郭先生為該公司之董事。除於此披露者外，彼與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，郭先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零七年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

薛伯榮先生，59歲，自二零零一年五月出任本公司執行董事。彼於一九九一年加入恒基地產集團。薛先生為英國特許秘書及行政人員公會會員、香港地產行政學

以下為李兆基博士、郭炳濠先生、薛伯榮先生、胡寶星爵士、鄺志強先生及高秉強教授之個人資料，彼等根據本公司組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

***李兆基博士**，大紫荊勳賢*，78歲，本公司之創辦人，自一九七五年出任本公司主席兼總經理，在香港已從事物業發展逾五十年。李博士亦為恒基兆業地產有限公司創辦人，並出任該公司主席兼總經理。此外，他亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席，以及香港小輪（集團）有限公司及東亞銀行有限公司之董事，而該等公司於聯交所上市。此外，李博士亦為恒基中國集團有限公司（於二零零五年八月十五日私有化前為香港之上市公司）之董事。彼曾擔任恒基數碼科技有限公司（於二零零五年十二月十二日私有化前為香港之上市公司）之董事，並於二零零七年三月辭任。彼亦為多間本集團成員公司之董事。除於此披露者外，李博士於過往三年並無出任任何其他上市公司之董事。李博士於二零零七年獲香港特別行政區政府頒授大紫荊勳章。李博士為李達民先生之胞兄、李家傑先生及李家誠先生之父親及李寧先生之岳父。

於最後實際可行日期，李博士被視為持有根據證券及期貨條例第XV部定義之本公司2,110,868,943股之股份權益（佔本公司已發行股本69.27%）。彼持有本公司聯繫公司之其他權益詳細資料已於截至二零零七年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司7.13% 股份權益之Gainwise Investment Limited、本公司主要股東踞威置業有限公司、敏勝置業有限公司、賓勝置業有限公司以及本公司控股股東Kingslee S.A.、恒基兆業地產有限公司、恒基兆業有限公司、Hopkins (Cayman) Limited、Riddick (Cayman) Limited及Rimmer (Cayman) Limited合共持有本公司2,076,089,007股，佔本公司已發行股本68.13%，而李博士為該等公司之董事。除於此披露者外，李博士與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李博士之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零

69.27%。倘若全面行使購回授權,控股股東持有本公司之股權將增加至約76.97%。據董事局所知悉,若現有股東及本公司之股本結構並無改變,董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而,倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求),則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內,本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高	最低
		港幣	*港幣*
2006年	10月	14.16	13.48
	11月	14.10	13.60
	12月	14.80	13.70
2007年	1月	15.06	14.16
	2月	15.10	14.00
	3月	16.04	13.90
	4月	16.62	15.68
	5月	17.18	16.10
	6月	16.92	11.00
	7月	13.66	11.02
	8月	13.20	11.26
	9月	14.18	12.50

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為3,047,327,395股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達304,732,739股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零七年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此　致

本公司列位股東　台照

主席
李兆基
謹啟

二零零七年十月十六日

建議本公司購回股份及發行股份之一般授權

本公司於二零零六年十二月十二日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條，李兆基博士、郭炳濠先生、薛伯榮先生、胡寶星爵士、鄺志強先生及高秉強教授將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
（股份代號：97）

執行董事：
李兆基博士*（主席兼總經理）*
李家傑*（副主席）*
林高演*（副主席）*
李家誠*（副主席）*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
黃浩明
薛伯榮

非執行董事：
胡寶星爵士
阮北耀
梁希文
胡家驃*（胡寶星爵士之替代董事）*

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事之建議詳情，及尋求　閣下在股東週年大會上批准（其中包括）該等事宜。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10% 之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣0.20元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零七年十二月三日上午十一時正假座香港中環金融街八號四季酒店四季大禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業發展有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20% 之股份之一般無條件授權；
「最後實際可行日期」	指	二零零七年十月一日，即本通函付印前之最後實際可行日期，以確定本通函所載之若干資料；
「通告」	指	載於本公司截至二零零七年六月三十日止之年報內一份日期為二零零七年十月十六日之股東週年大會通告；
「董事局報告」	指	載列於本公司截至二零零七年六月三十日止年度年報之本公司截至二零零七年六月三十日止年度董事局報告；

目　錄

頁次

重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
（股份代號：97）

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

本公司謹訂於二零零七年十二月三日上午十一時正假座香港中環金融街八號四季酒店四季大禮堂召開股東週年大會，大會通告詳載於截至二零零七年六月三十日止年度之年報內。

二零零七年十月十六日

Financial Highlights

	Note	2007 HK$ million	2006 HK$ million	Change %
Profit for the year	*1*			
— Continuing operations		**3,626.3**	1,928.0	+88.1
— Discontinued operations		**1,764.8**	1,739.2	+1.5
		5,391.1	3,667.2	+47.0
Underlying profit for the year	*1&2*			
— Continuing operations		**3,313.2**	1,599.2	+107.2
— Discontinued operations		**1,378.4**	466.9	+195.2
		4,691.6	2,066.1	+127.1
Net asset value	*1*	**16,961.6**	27,652.6	-38.7
		HK$	HK$	%
Earnings per share	*1*			
— Continuing operations		**1.19**	0.67	+77.6
— Discontinued operations		**0.58**	0.61	-4.9
		1.77	1.28	+38.3
Underlying earnings per share	*1&2*			
— Continuing operations		**1.09**	0.56	+94.6
— Discontinued operations		**0.45**	0.16	+181.3
		1.54	0.72	+113.9
Dividends per share	*1&3*	**0.28**	0.28	—
Net asset value per share	*1*	**5.57**	9.07	-38.6

Notes:

1 *The profits, earnings, dividends and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *The effect of the increase in fair value of investment properties (net of deferred taxation and minority interests) was excluded in the calculation of the underlying profit for the year and of the underlying earnings per share.*

3 *Dividends per share excluded the cash distribution of HK$5 per share following the sale of assets and share premium reduction in June 2007.*



Dr The Honourable Lee Shau Kee, GBM
Chairman and Managing Director

Chairman's Statement

Dear Shareholders,

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2007.

Disposal of Interests in Certain Companies to Henderson Land Development Company Limited

On 27 March 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement providing for the acquisition by Henderson Land, for cash, of the Group's property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, the 44.21% interest in Miramar Hotel and Investment Company, Limited and certain listed securities. Upon completion of the transaction, the Group mainly held a 38.55% stake (which was increased to 39.06% as at 17 September 2007) in The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") and certain infrastructure business. As part of the transaction which was completed on 13 June 2007, a distribution of HK$5.00 per share was made to Shareholders.

The Company received an aggregate amount of consideration in cash of approximately HK$12,072.6 million from Henderson Land for the transaction. By way of the distribution of HK$5.00 per share, the Company paid a sum of approximately HK$15,236.6 million in cash to Shareholders.

A gain of HK$925.4 million from the transaction was recorded by the Group.

Profit and Net Assets

The Group profit attributable to equity shareholders for the year amounted to HK$5,391.1 million, representing an increase of HK$1,723.9 million or 47.0% over that for the previous year. Earnings per share were HK$1.77 (2006: HK$1.28).

The underlying profit for the year, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$4,691.6 million, or an increase of HK$2,625.5 million or 127.1%. Based on the underlying profit, the earnings per share were HK$1.54 (2006: HK$0.72).

Excluding the profit from the businesses which have been disposed of, the profit attributable to equity shareholders for the year from continuing operations amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million or 88.1% over that for the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit from continuing operations amounted to HK$3,313.2 million, or an increase of HK$1,714.0 million or 107.2%. Earnings per share from continuing operations were HK$1.09 (2006: HK$0.56).

With the completion of disposal of interests in certain companies to Henderson Land, the net asset value attributable to equity shareholders at 30 June 2007 amounted to HK$16,961.6 million.

Dividends

Your Board recommends the payment of a final dividend of HK$0.15 per share to Shareholders whose names appear on the Register of Members of the Company on 3 December 2007. Based on the shares of the Company in issue, the final dividend will amount to a total of approximately HK$457.1 million. Including the interim dividend already paid of HK$0.13 per share, the total distribution for the full year will be HK$0.28 per share, which is the same as the total distribution per share in the previous year. Warrants for the final dividend will be sent to Shareholders on 4 December 2007.

In addition to the interim and final dividends for the year, as mentioned earlier a cash distribution of HK$5.00 per share was made to Shareholders upon completion of asset disposal to Henderson Land.

As stated in the circular to shareholders dated 20 April 2007, following completion of disposal of interests in certain companies to Henderson Land, cash dividends received by the Group from Hong Kong and China Gas will be fully distributed to Shareholders, subject to availability of sufficient distributable reserves. This will be the future dividend policy of the Company post completion of the transaction until and unless the Group invests in new infrastructure or other projects in the future.

Business Review

Continuing Operations

Infrastructure

The Group's infrastructure business mainly comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City, Anhui Province. They are both strategically located in the Yangtze River Delta, one of the high growth regions in mainland China.

Qianjiang Third Bridge in Hangzhou and the highway in Anhui Province were, respectively, 55.7% and 31.4% effectively owned by the Group at 30 June 2007. With the exception of the former in which certain shareholdings are held directly by the Company, the investments in the two projects have been made by China Investment Group Limited, which was owned to the extent of 64.06% by the Company during the year.

Chairman's Statement

The profit contribution from this business segment increased from last year's HK$81.8 million to HK$130.7 million, mainly due to the increase in traffic volume for Hangzhou Qianjiang Third Bridge following the completion of repair and maintenance work to it during the year.

Associated Company – The Hong Kong and China Gas Company Limited

Background and Lines of Business

(I) Hong Kong Core Businesses

Founded in 1862, The Hong Kong and China Gas Company Limited was the first public utility in Hong Kong and today remains the sole supplier of piped gas in Hong Kong. Its core businesses comprise production and distribution of gas, marketing of gas and gas appliances, and comprehensive after-sales services. Hong Kong and China Gas serves over 1.6 million local customers spread throughout Hong Kong, Kowloon peninsula, some new towns in the New Territories, as well as North Lantau Island including the Hong Kong International Airport.

Hong Kong and China Gas continues to expand its gas network to cope with the public demand for clean and reliable supply of energy. The 24 km Eastern Transmission Pipeline will allow the eastern part of the New Territories to have a ring-feed system when it is completed in 2007. Similar work for the western New Territories also began in 2006. By the end of 2006, its town gas pipeline network in Hong Kong stood at around 3,236 km, covering 85% of Hong Kong's households.

In order to receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. Following the commissioning of both pipelines and natural gas receiving stations in Tai Po, natural gas and naphtha have been used as a dual feedstock mix for producing town gas since October 2006. The signing of a 25-year contract in 2003 by Hong Kong and China Gas has secured natural gas at a price currently lower than that



Guangdong LNG Terminal
Sheung Shui
Fanling
TAI PO PLANT
Yuen Long
Tin Shui Wai
Au Tau
Tuen Mun
Chuen Lung
Ma On Shan
Sai Kung
Tai Lam Kok
Tsuen Wan
Sha Tin
Tsing Yi
MTK PLANT
Ta Pang Po
Chek Lap Kok
Hong Kong International Theme Park
Kwun Tong
Tseung Kwan O
Tai Ho
Tung Chung
Wong Nai Chung
Chai Wan
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure town gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant

Chairman's Statement

Gas Projects
Guangdong Province
1 Panyu
2 Zhongshan
3 Dongyong
4 Jianke
5 Shenzhen
6 Shunde
Central China
7 Wuhan
Eastern China
8 Suzhou Industrial Park
9 Yixing
10 Taizhou
11 Changzhou
12 Nanjing

Gas Projects
Eastern China
13 Zhangjiagang
14 Wujiang
15 Xuzhou
16 Danyang
17 Tongxiang
18 Huzhou
19 Maanshan
20 Anqing
21 Jintan
22 Tongling
23 Yuhang

Gas Projects
Shandong Province
24 Jimo
25 Laoshan
26 Zibo
27 Longkou
28 Weifang
29 Jinan
30 Weihai
31 Taian
Northern China
32 Jilin
33 Beijing Economic-Technological Development Area
34 Yingkou
Northwestern China
35 Xi'an

Water Projects
8 Suzhou Industrial Park
14 Wujiang
36 Wuhu


32
34
33
31
29
26
28
27
24
30
25
15
10
12
19
21
16
11
13
35
22
9
8
36
14
7
18
17
23
20
1
4
6
3
2
5

of naphtha. Savings on fuel costs have been passed on to customers, thus enhancing the competitiveness of its business.

(II) Mainland China Businesses

During the past decade, Hong Kong and China Gas has been actively developing piped city-gas businesses in mainland China. A significant milestone was reached in December 2006 when it agreed to acquire an approximately 43.97% equity stake in Towngas China Company Limited ("Towngas China", formerly known as Panva Gas Holdings Limited), a well-established mainland China piped city-gas operator, in exchange for interests in ten Hong Kong and China Gas's piped city-gas projects in Shandong and Anhui provinces. Hong Kong and China Gas group has subsequently appointed four executive directors, including the Chairman, to the board of directors of Towngas China. With the injection of Hong Kong and China Gas's management expertise, financial resources and technical skills, Towngas China will improve its operational competitiveness. With the ability to advance more rapidly in mainland markets where Towngas China's network is firmly entrenched, such as the southwest and northwest of China, Hong Kong and China Gas will also extend its reach within mainland China. On a combined basis, Hong Kong and China Gas and Towngas China have a total of 60 piped city-gas projects, spread across 11 provinces and an area of Beijing.

Having established a solid base, Hong Kong and China Gas is now expanding its scope of investments to include upstream natural gas and some other energy related businesses. Hong Kong and China Gas also operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Diversification is rapidly transforming Hong Kong and China Gas group from its origins as a local company focused on a single business into a sizeable, nationwide, multi-business corporation.

(III) Diversified Businesses

Through its wholly-owned subsidiary, the ECO Energy Company Limited, Hong Kong and China Gas has diversified into various green businesses including Liquefied Petroleum Gas (LPG) vehicle filling stations and the utilization of landfill gas. To date, ECO is operating a total of five LPG filling stations, which are strategically located in Chai Wan, Mei Foo, Tuen Mun, West Kowloon and Wan Chai. ECO was also the first organization in Hong Kong to utilize landfill gas for commercial use. Construction of an on-site treatment facility and a 19 km pipeline connecting the

Chairman's Statement

North East New Territories landfill gas project to Tai Po gas production plant were both completed in 2006. With their full commissioning, landfill (methane) gas will be captured and processed, partially replacing naphtha as a fuel for town gas production. The reduced flaring-off of methane into the atmosphere brings improvements in air quality, while the reduced use of naphtha, which comes from the cracking of fossil fuel, will also save scarce natural resources.

In the mid-1990s, Hong Kong and China Gas entered the local property development business in Hong Kong, with the aim of realizing the potential of its land resources and maximizing returns to its shareholders by deploying its excess cash. In 1995, Hong Kong and China Gas took a 45% equity interest in the King's Park Hill development project, which was completed in early 2000 with a mixture of luxury houses and apartments. In 1996, it participated in the development of International Finance Centre, a landmark project in the heart of Hong Kong, and in which it currently held a 15.8% stake. Grand Promenade and Grand Waterfront, two successful luxury residential developments, were also co-developed by Hong Kong and China Gas and Henderson Land. It has a 50% interest in the Grand Promenade project at Sai Wan Ho, while for the Grand Waterfront at the former south plant site at Ma Tau Kok, it is entitled to 73% of the net sales proceeds of the residential portion, in addition to the full interest in the commercial and carpark portion.

Half-yearly Results

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million gain resulting from the acquisition of shares in Towngas China by way of asset injection and a HK$1,270.4 million profit resulting from the sale of properties and revaluation surplus on an investment property.

(I) Gas business in Hong Kong

For the six months ended 30 June 2007, the 1.9% drop in the volume of residential gas sales was offset by 3.2% growth in the volume of commercial and industrial gas sales, leading to a slight increase of 0.2% in the total volume of gas sales in Hong Kong. As at 30 June 2007, the number of customers was 1,631,302, an increase of 24,461 from the end of June 2006.

(II) Business development in mainland China

Hong Kong and China Gas's mainland businesses are progressing well. Its first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. It also established its first joint venture for energy exploitation in early 2007 in Jilin province.

Following the acquisition of Towngas China as an associated company, its well-recognised and reputable brand name of "Towngas" in Chinese has been adopted by Hong Kong and China Gas for the mainland city-gas businesses.

Inclusive of Towngas China, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

(III) Environmentally-friendly energy business

The energy businesses run by ECO Energy Company Limited, which is wholly-owned by Hong Kong and China Gas, and its subsidiaries (together known as "ECO") are progressing well.

Revenue from ECO's dedicated liquefied petroleum gas filling stations increased during the first half of 2007. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well and the North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 so as to supply aviation fuel directly to Hong Kong International Airport. The project is progressing as scheduled and is expected to be commissioned by 2010.

(IV) Property developments

For the six months ended 30 June 2007, HK$728.2 million was recognized as its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, whilst its share of a revaluation surplus from International Finance Centre was HK$542.2 million. For the same period of last year, Hong Kong and China Gas's share of profits from its sales of properties was HK$117.7 million and its share of a revaluation surplus from the abovementioned investment property was HK$588.2 million. Leasing for the 150,000-square feet commercial area at Grand Waterfront, a property development project located at the Ma Tau Kok south plant site, started in the second half of 2007.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers in Hong Kong. Also, in mainland China, Hong Kong and China Gas will develop upstream, midstream, downstream and emerging energy markets at a faster rate and it is expected to have good prospects for its mainland businesses.

Discontinued Operations

A review of the Discontinued Operations is contained in the Financial Review.

Corporate Finance

All of the Group's bilateral banking facilities to fund the general operations are denominated in Hong Kong Dollars. For the Group's subsidiary, China Investment Group Limited, a portion of its borrowings to fund its toll road project in mainland China is denominated in Renminbi. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end.

Prospects

Through the disposal of interests in certain companies, the Group successfully unlocked value for Shareholders and allowed them to realize part of this value in cash through the distribution, as explained in the circular to Shareholders dated 20 April 2007. Following completion of the transaction, the Group concentrated on the infrastructure business in mainland China, in addition to its shareholding in Hong Kong and China Gas.

Traffic flows in the Yangtze River Delta region are expected to grow in tandem with the robust economic development there, whilst car ownership will also increase because of improving affordability. Thus, the Group entered into agreement on 29 August 2007 to acquire the remaining 35.94% interest in China Investment Group Limited at a consideration of approximately HK$145.02 million, making it a wholly-owned subsidiary of the Group. This acquisition is a reflection of the Group's strategy to expand the infrastructure business.

Hong Kong and China Gas is expected to perform well both in Hong Kong and mainland China. In Hong Kong, its price competitiveness has been enhanced through the introduction of natural gas, while its mainland business will also further prosper since the total number of its piped city gas projects has increased with the acquisition of Towngas China.

Appreciation

Mr. Lau Chi Keung, Executive Director, stepped down from the Board during the year. I would like to thank him most sincerely for his many loyal years of service and invaluable contributions to the Group. On behalf of all his colleagues, I wish him a pleasant retirement.

I would also like to take this opportunity to thank my fellow directors for their wise counsel and support, and to thank the management and staff at all levels for their dedication, hard work and contributions in the past year. I know I can continue to count on them in our quest to deliver value to our Shareholders.

Lee Shau Kee
Chairman

Hong Kong, 17 September 2007

Financial Review

Management discussion and analysis

Disposal of interests in certain companies of the Group

Pursuant to an agreement dated 27 March 2007 entered into between the Company and its intermediate holding company, Henderson Land Development Company Limited ("HLD"), the Company (i) disposed of its entire interests in certain subsidiaries and associates (collectively referred to as the "Sale Companies") to HLD; and (ii) assigned the loans due to the Company by the Sale Companies, for a cash consideration of approximately HK$12,072.6 million. The transaction was completed on 13 June 2007, resulting in a gain on disposal of the Sale Companies to the Group of approximately HK$925.4 million.

Following the completion of the transaction on 13 June 2007, the Group ceased to be interested in the businesses of property leasing, hotel operation, security guard services and other businesses, as well as Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited. For the purpose of presentation in the Group's consolidated accounts for the year ended 30 June 2007, the abovementioned businesses were classified as discontinued operations of the Group. Commencing from 14 June 2007, the Group's remaining business activities mainly comprise infrastructure business in mainland China and the Group's interest in an associate, The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), which are collectively classified as continuing operations of the Group.

Results of operations

The following discussions should be read in conjunction with the Company's consolidated accounts for the year ended 30 June 2007.

Turnover and profit

	Turnover		**Segment results**	
	Year ended 30 June 2007 HK$ million	Year ended 30 June 2006 HK$ million	**Year ended 30 June 2007 HK$ million**	Year ended 30 June 2006 HK$ million
Continuing operations				
— Infrastructure	**188.7**	136.4	**130.7**	81.8
Discontinued operations				
— Property leasing (before changes in fair value of investment properties)	**370.1**	613.8	**240.7**	329.4
— Hotel operation	**90.9**	95.3	**29.4**	35.6
— Security guard services	**65.3**	64.8	**1.4**	2.3
— Other businesses	**186.7**	236.8	**5.2**	(173.2)
	713.0	1,010.7	**276.7**	194.1
	901.7	1,147.1	**407.4**	275.9

Financial Review

	Year ended 30 June 2007 HK$ million	Year ended 30 June 2006 HK$ million
Profit attributable to equity shareholders of the Company		
— Continuing operations	**3,626.3**	1,928.0
— Discontinued operations	**1,764.8**	1,739.2
Total	**5,391.1**	3,667.2
	HK$	HK$
Earnings per share		
— Continuing operations	**1.19**	0.67
— Discontinued operations	**0.58**	0.61
Total	**1.77**	1.28

The Group's turnover from continuing and discontinued operations for the financial year amounted to HK$901.7 million (2006: HK$1,147.1 million), representing a decrease of HK$245.4 million, or 21.4%, from the previous financial year. The decrease in the turnover was mainly attributable to the reduced revenue contribution from property leasing as a result of the termination of the property sub-letting business.

Profit attributable to equity shareholders of the Company from continuing operations for the financial year amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million, or 88.1%, from the previous financial year, which was mainly attributable to the increase in profit contribution from the infrastructure business and the Group's share of profit from Hong Kong and China Gas which is further explained below. Earnings per share from continuing operations for the financial year were HK$1.19 (2006: HK$0.67).

Profit attributable to equity shareholders of the Company from discontinued operations for the financial year amounted to HK$1,764.8 million (2006: HK$1,739.2 million), representing an increase of HK$25.6 million, or 1.5%, from the previous financial year. Earnings per share from discontinued operations for the financial year were HK$0.58 (2006: HK$0.61). Excluding the changes in fair value of investment properties of the Group and its associates (net of deferred taxation and minority interests), the underlying profit attributable to equity shareholders of the Company from discontinued operations for the financial year was HK$1,378.4 million (2006: HK$466.9 million), representing an increase of HK$911.5 million, or 195.2%, which was mainly attributable to a gain on disposal of the Sale Companies of HK$925.4 million (2006: HK$Nil).

Detailed discussions on major business segments are set out below.

Continuing operations

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$188.7 million for the financial year (2006: HK$136.4 million), representing an increase of HK$52.3 million, or 38.3%, from the previous financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repair and maintenance work during the financial year. Profit contribution from this business segment for the financial year increased by HK$48.9 million, or 59.8%, to HK$130.7 million (2006: HK$81.8 million).

Financial Review

Associate – Hong Kong and China Gas

The Group's share of post-tax profit of Hong Kong and China Gas during the financial year was approximately HK$3,404.2 million (2006: HK$1,798.9 million), representing an increase of HK$1,605.3 million, or 89.2%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation), the Group's share of the underlying profit from Hong Kong and China Gas amounted to HK$3,091.1 million (2006: HK$1,470.1 million), representing an increase of HK$1,621.0 million, or 110.3%, from the previous financial year. The abovementioned increases in earnings are attributable to the fact that during the financial year, Hong Kong and China Gas recorded a share of profit from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, and a gain from the sale of its interests in ten piped city-gas projects in mainland China to Towngas China Company Limited (formerly Panva Gas Holdings Limited).

Discontinued operations

Property leasing

Revenue from property leasing for the financial year amounted to HK$370.1 million (2006: HK$613.8 million), representing a decrease of HK$243.7 million, or 39.7%, from the previous financial year. The decrease in turnover was largely attributable to the termination of the property sub-letting business as the operating costs of this business segment were affected by rising rental rates. Profit contribution from this business segment (before changes in fair value of investment properties) amounted to HK$240.7 million (2006: HK$329.4 million), representing a decrease of HK$88.7 million, or 26.9%, from the previous financial year.

Hotel operation

Newton Hotel Hong Kong and Newton Hotel Kowloon underwent substantial refurbishment work during the period from September 2006 to March 2007. Accordingly, revenue and profit contribution dropped to HK$90.9 million (2006: HK$95.3 million) and HK$29.4 million (2006: HK$35.6 million), respectively.

Security guard services

Security guard services reported a turnover of HK$65.3 million (2006: HK$64.8 million) and profit contribution of HK$1.4 million (2006: HK$2.3 million) during the financial year.

Other businesses

Turnover of other businesses decreased by HK$50.1 million, or 21.2%, to HK$186.7 million for the financial year (2006: HK$236.8 million) which was largely attributable to the cessation of the information technology business in July 2006. Profit contribution from other businesses for the financial year amounted to HK$5.2 million (2006: loss of HK$173.2 million). A significant improvement was noted in view of a one-off provision for impairment loss on goodwill of HK$161.8 million relating to the information technology business which was made during the previous financial year.

Associates

The Group's share of post-tax profits less losses from associates, which ceased to be held by the Group with effect from 14 June 2007, amounted to HK$429.7 million (2006: HK$690.2 million), representing a decrease of HK$260.5 million, or 37.7%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation), the Group's share of underlying post-tax profits less losses from associates for the financial year amounted to HK$224.4 million (2006: HK$279.7 million), representing a decrease of HK$55.3 million, or 19.8%, from the previous financial year, which was mainly attributable to a lower amount of profit from sale of land in the United States by Miramar during the financial year.

Financial Review

Financial resources and liquidity

At 30 June 2007, the aggregate amount of the Group's bank borrowings was approximately HK$28.9 million (2006: HK$113.9 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group are as follows:

	As at 30 June 2007 HK$ million	As at 30 June 2006 HK$ million
Cash and bank balances	**3,684.1**	5,177.0
Less: Bank borrowings repayable:		
— Within 1 year	**22.7**	87.8
— After 1 year but within 2 years	**—**	20.6
— After 2 years but within 5 years	**6.2**	5.5
Total bank borrowings	**28.9**	113.9
Net cash and bank balances	**3,655.2**	5,063.1
Gearing ratio	**Nil**	Nil

The interest cover of the Group is calculated as follows:

	Year ended 30 June 2007 HK$ million	Year ended 30 June 2006 HK$ million
Profit from continuing and discontinued operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates (before taxation)	**5,207.4**	2,410.4
Less: Gain on disposal of the Sale Companies	**(925.4)**	—
Adjusted profit	**4,282.0**	2,410.4
Interest expense	**4.1**	10.0
Interest cover (times)	**1,044**	241

During the financial year, the Group demonstrated a strong ability in servicing its interest payments.

Based on the Group's net cash balance of HK$3,655.2 million as at 30 June 2007, the abundant banking facilities in place and the recurrent income generation from its continuing operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. Bank borrowings of the Group principally bear floating interest rates. Certain of the Group's bank borrowings were denominated in Renminbi to finance its infrastructure business in mainland China. During the financial year, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate and foreign exchange rate exposures and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates as at 30 June 2007.

Financial Review

Material acquisitions and disposals

Save as disclosed under the section headed "Disposal of interests in certain companies of the Group", the Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the financial year.

Charge on assets

Assets of the Group had not been charged to any third parties as at 30 June 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructural projects in mainland China were secured by the Group's toll highway operation rights.

Capital commitments

As at 30 June 2007, the Group did not have any capital commitments (2006: HK$34.2 million).

Contingent liabilities

As at 30 June 2006, the Company had contingent liabilities of HK$30.1 million in respect of guarantees given to the banks to secure the banking facilities granted to certain subsidiaries. As at 30 June 2007, the Company did not have similar contingent liabilities for reason that the Company had disposed of the aforementioned subsidiaries (being members of the Sale Companies) pursuant to an agreement dated 27 March 2007 entered into between the Company and HLD.

As at 30 June 2006 and 2007, the Group did not have any contingent liabilities.

Employees and remuneration policy

At 30 June 2007, the Group had approximately 330 (2006: 1,500) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and educational subsidies. Total staff costs for continuing and discontinued operations during the financial year amounted to HK$124.6 million (2006: HK$202.5 million).

Five Year Financial Summary

	Note	2003 HK$ million	2004 HK$ million	2005 HK$ million	2006 HK$ million	**2007 HK$ million**
Profit for the year	*1*	1,565.3	2,129.9	3,507.7	3,667.2	**5,391.1**
Underlying profit for the year	*1&2*	1,565.3	1,829.1	2,220.4	2,066.1	**4,691.6**
Property, plant and equipment, and investment properties		5,417.1	5,394.8	5,686.4	6,695.7	**596.6**
Toll highway operation rights		702.0	596.3	561.5	171.1	**178.9**
Interests in associates		12,872.8	13,139.5	13,715.6	16,243.0	**14,443.7**
Inventories		270.4	286.3	288.2	309.5	**—**
Net asset value	*1*	19,249.4	20,031.9	21,516.5	27,652.6	**16,961.6**
		HK$	HK$	HK$	HK$	**HK$**
Earnings per share	*1*	0.56	0.76	1.25	1.28	**1.77**
Underlying earnings per share	*1&2*	0.56	0.65	0.79	0.72	**1.54**
Dividends per share	*1*	0.22	0.23	0.28	0.28	**0.28**
Net asset value per share	*1*	6.83	7.11	7.64	9.07	**5.57**

Notes:

1 *The profits, earnings, dividends and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *These figures were calculated based on profit attributable to equity shareholders of the Company and adjusted by excluding the changes in fair value of investment properties (net of deferred taxation and minority interests).*

Net asset value per share (HK$)


2003
2004
2005
2006
2007
8.00
6.00
4.00
2.00
0.00
6.83
7.11
7.64
9.07
5.57

Underlying earnings / dividends per share (HK$)


2003
2004
2005
2006
2007
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.56
0.22
0.65
0.23
0.79
0.28
0.72
0.28
1.54
0.28
Underlying earnings
Dividends

Corporate Governance Report

The Board of Directors of the Company (the "Board") is pleased to present the Corporate Governance Report of the Company for the year ended 30 June 2007.

A) Commitment to Corporate Governance

The Company acknowledges the importance of good corporate governance practices and procedures and regards a pre-eminent board of directors, sound internal controls and accountability to all shareholders as the core elements of its corporate governance principles. The Company endeavours to ensure that its businesses are conducted in accordance with rules and regulations, and applicable codes and standards.

B) Corporate Governance Practices

During the financial year ended 30 June 2007, the Company applied all those principles as set out in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Code") and complied with the relevant code provisions in the Code, with the exception of one deviation as set out under the paragraphs on "Board of Directors" below. The application of the relevant principles is stated in the following paragraphs.

C) Board of Directors

a) *Responsibilities*

The Board has the responsibility for management of the Company, which includes formulating business strategies, and directing and supervising the Company's affairs, approving interim reports and annual reports, announcements and press releases of interim and final results, considering dividend policy, and approving the issue, allotment or disposal or grant of options in respect of unissued new shares or debentures of the Company. The Board makes broad policy decisions and has delegated the responsibility for detailed considerations to the standing committee of the Board (the "Standing Committee").

The day-to-day management, administration and operation of the Company are delegated to the management. The Board gives clear directions to the management as to their powers of management, and circumstances in which the management should report back.

All Directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. The Non-executive Directors and Independent Non-executive Directors may take independent professional advice at the Company's expense in carrying out their functions, after making a request to the Board.

b) Board Composition

The Board currently comprises nineteen members (including alternate director), as detailed below:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman and Managing Director)*	Woo Po Shing	Gordon Kwong Che Keung
Lee Ka Kit *(Vice Chairman)*	Philip Yuen Pak Yiu	Ko Ping Keung
Colin Lam Ko Yin *(Vice Chairman)*	Leung Hay Man	Wu King Cheong
Lee Ka Shing *(Vice Chairman)*	Jackson Woo Ka Biu *(as alternate to Woo Po Shing)*	
Lee Tat Man		
Suen Kwok Lam		
Lee King Yue		
Eddie Lau Yum Chuen		
Li Ning		
Patrick Kwok Ping Ho		
Augustine Wong Ho Ming		
Sit Pak Wing		

The biographical details of the Directors are set out on pages 33 to 36 of this Annual Report. In particular, Dr. Lee Shau Kee is the father of Lee Ka Kit and Lee Ka Shing, father-in-law of Li Ning and the brother of Lee Tat Man. Sir Po-shing Woo is the father of Jackson Woo Ka Biu. Save as aforesaid, none of the members of the Board is related to one another.

The term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed for a specific term for three years. They are subject to retirement by rotation and re-election at the Company's Annual General Meeting ("AGM") in accordance with the Articles of Association of the Company ("Articles").

During the year ended 30 June 2007, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one Independent Non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received in writing confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the management and free of any relationship that could materially interfere with the exercise of their independent judgment. The Board considers that each of the Non-executive Directors and Independent Non-executive Directors brings his/her own relevant expertise to the Board.

The roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business and his capacity as the chairman of The Hong Kong and China Gas Company Limited, shall continue in his dual capacity as the Chairman and Managing Director.

c) Appointment and Re-election of Directors

The Board is empowered under the Articles to appoint any person as a Director to fill a casual vacancy on or as an additional member of the Board. Only the most suitable candidates who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence would be recommended to the Board for selection.

During the year ended 30 June 2007, the Board considered and approved the resignation of Mr. Lau Chi Keung as Executive Director upon his retirement with effect from 30 June 2007.

In accordance with the Company's Articles, new appointments to the Board are subject to re-election by shareholders at the upcoming AGM. Furthermore, the nearest one-third of the Directors will retire from office by rotation but are eligible for re-election by shareholders at the AGM and the Board will ensure that every Director is subject to retirement by rotation at least once every three years.

d) Board Meetings

i) Number of Meetings and Directors' Attendance

The Board meets from time to time to discuss and exchange ideas on the affairs of the Company. During the year ended 30 June 2007, the Board held five meetings to approve interim/final results announcements and interim/annual reports, to determine the level of dividends, and to discuss significant issues and the general operation of the Company. The attendance of the Directors is set out in the table on page 20.

ii) Practices and Conduct of Meetings

Notices of regular Board meetings are given to all Directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

The Company Secretary of the Company is responsible to take and keep minutes of all Board meetings and committee meetings. Draft minutes are normally circulated to Directors for comment within a reasonable time after each meeting and the final signed version is sent to all Directors for their records and open for Directors' inspection.

D) Board Committees

The Board has set up three main Board Committees, namely, the Standing Committee, the Audit Committee and the Remuneration Committee, for overseeing particular aspects of the Company's affairs. The Standing Committee of the Board operates as a general management committee with delegated authority from the Board. The terms of reference of the Audit Committee and the Remuneration Committee are no less exacting than those set out in the Code.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expenses.

a) Audit Committee

The Audit Committee was established in December 1998 and reports to the Board. The members of the Audit Committee are:

Independent Non-executive Directors	Non-executive Directors
Gordon Kwong Che Keung *(Chairman)*	Leung Hay Man
Ko Ping Keung	
Wu King Cheong	

The Chairman has the appropriate professional qualifications as required under the Listing Rules. None of the members of the Audit Committee was a former partner of the Company's existing external auditors within one year immediately prior to the dates of their respectively appointments. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The terms of reference of the Audit Committee are available on the Company's website.

The Audit Committee held three meetings during the year ended 30 June 2007. The major work performed by the Audit Committee in respect of the year ended 30 June 2007 included endorsing the appointment of PricewaterhouseCoopers as the Company's external auditors to fill the casual vacancy occasioned by the resignation of Deloitte Touche Tohmatsu, approving the terms of engagement (including the remuneration) of the external auditors, reviewing the unaudited interim report and interim results announcement, reviewing the audited accounts and final results announcement for the year ended 30 June 2007, reviewing the work of the Group's internal audit department and assessing the effectiveness of the Group's systems of risk management and internal control.

b) Remuneration Committee

The Remuneration Committee which was established in January 2005 comprises:

Executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman)*	Gordon Kwong Che Keung
Colin Lam Ko Yin	Ko Ping Keung
	Wu King Cheong

Each member is sufficiently experienced and is appropriately skilled in the issues of determining executive compensations in public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the specific duties of making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management. The terms of reference of the Remuneration Committee are available on the Company's website.

The Remuneration Committee met once during the year ended 30 June 2007. The major work performed by the Remuneration Committee for the year ended 30 June 2007 included reviewing the salary structure of the employees of the Company as well as the remuneration of senior management staff. The Committee also reviewed the remuneration of the Directors with reference to the remuneration level of directors of comparable listed companies.

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Listing Rules are set out in note 10 to the accounts on pages 65 and 66. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board with reference to the Directors' duties and responsibilities and subject to a review by the Remuneration Committee.

Corporate Governance Report

c) Attendance Record at Board, Audit and Remuneration Committees' Meetings

The attendance of the individual Director at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 30 June 2007 is set out in the following table:

	No. of meetings attended/No. of meetings held		
	Board	Audit Committee	Remuneration Committee
Executive Directors:			
Lee Shau Kee *(Chairman)*	[1]4/5	N/A	1/1
Lee Ka Kit	[1]4/5	N/A	N/A
Colin Lam Ko Yin	5/5	N/A	1/1
Lee Ka Shing	[1]4/5	N/A	N/A
Lee Tat Man	[1]3/5	N/A	N/A
Suen Kwok Lam	5/5	N/A	N/A
Lee King Yue	5/5	N/A	N/A
Eddie Lau Yum Chuen	5/5	N/A	N/A
Li Ning	[1]3/5	N/A	N/A
Patrick Kwok Ping Ho	5/5	N/A	N/A
Lau Chi Keung *(resigned upon retirement on 30 June 2007)*	4/5	N/A	N/A
Augustine Wong Ho Ming	5/5	N/A	N/A
Sit Pak Wing	5/5	N/A	N/A
Non-executive Directors:			
Woo Po Shing	[2]4/5	N/A	N/A
Philip Yuen Pak Yiu	5/5	N/A	N/A
Leung Hay Man	5/5	3/3	N/A
Independent Non-executive Directors:			
Gordon Kwong Che Keung	5/5	3/3	1/1
Ko Ping Keung	5/5	3/3	1/1
Wu King Cheong	5/5	3/3	1/1

Remarks:

1. *Out of the five meetings of the Board, one Board meeting was to consider the proposed acquisition of interests in certain companies of the Company by Henderson Land Development Company Limited. Absence of the relevant Directors in the relevant meeting of the Board was due to his deemed interests in the proposed acquisition.*
2. *Four meetings were attended by his alternate, Mr. Jackson Woo Ka Biu.*

E) Directors' Responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements for the financial year ended 30 June 2007, which give a true and fair view of the state of affairs of the Company and of the Group at that date and of the Group's results and cash flows for the year then ended and are properly prepared on the going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Auditors' Report on page 38.

F) Auditors' Remuneration

For the year ended 30 June 2007, the Auditors of the Company and its subsidiaries received approximately HK$3.9 million for audit services (2006: HK$2.9 million) and HK$3.3 million for non-audit services (2006: HK$0.1 million). The non-audit services rendered were to (i) review the financial information in relation to the Group's consolidated interim accounts for the six months ended 31 December 2006; and (ii) audit the consolidated accounts of the Group for the six months ended 31 December 2006, in relation to the reporting requirements under the Listing Rules for the Group's very substantial disposal transaction pursuant to an agreement entered into between the Company and Henderson Land Development Company Limited on 27 March 2007.

G) Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiries, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

H) Internal Controls

The Board is responsible for ensuring sound and effective internal control systems to safeguard the shareholders' investment and the Company's assets. The Company has from time to time reviewed the effectiveness of the internal control systems in order to ensure that they meet with the dynamic and ever changing business environment.

The Internal Audit Department of the Company, which reports directly to the Audit Committee and is independent of the Company's daily operations, is responsible for conducting regular audit on the major activities of the Company. Its objective is to ensure that all material controls, including financial, operational and compliance controls and risk management functions are in place and functioning effectively. During the year, the Board has reviewed the effectiveness of the Group's internal control systems through the Internal Audit Department and the Audit Committee.

I) Shareholder Rights and Investor Relations

The Articles contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Company on the business day following the shareholders' meeting.

The general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board and the chairmen of all the Board Committees, or in their absence, other members of the respective Committees, are available to answer questions at the shareholders' meetings.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintains regular communication and dialogue with shareholders, investors and analysts. Enquiries from investors are dealt with in an informative and timely manner.

As a channel to further promote effective communication, the Group maintains a website at http://www.hld.com where the Company's announcements, business developments and operations, financial information, corporate governance practices and other information are posted.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited accounts for the year ended 30 June 2007.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, investment holding, infrastructure, security guard services and hotel operation. Subsequent to the Group's very substantial disposal of its assets to Henderson Land Development Company Limited, the principal activities of the Company's subsidiaries are investment holding and infrastructure.

An analysis of the Group's revenue and results by business and geographical segments is set out in note 15 to the accounts on pages 69 to 72.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30 June 2007 are set out on pages 91 and 92.

Group Profit

The profit of the Group for the year ended 30 June 2007 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 39 to 93.

Dividends

An interim dividend of HK$0.13 per share was paid on 26 April 2007. The Directors have recommended the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 3 December 2007.

Property, Plant and Equipment

Particulars of the movements in property, plant and equipment during the year are set out in note 17 to the accounts on pages 74 and 75.

Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Company and the Group as at 30 June 2007 are set out in note 27 to the accounts on pages 80 and 81.

Reserves

Particulars of the movements in reserves during the year are set out in note 33 to the accounts on pages 84 to 87.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 33 to the accounts on pages 84 to 87.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 15.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 10 to the accounts on pages 65 and 66.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

Executive Directors

Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit
(Vice Chairman)
Colin Lam Ko Yin
(Vice Chairman)
Lee Ka Shing
(Vice Chairman)
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
(resigned upon retirement on 30 June 2007)
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors

Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Mr. Lau Chi Keung resigned as Executive Director upon his retirement on 30 June 2007. The Directors would like to express their gratitude to Mr. Lau for his support, devotion and invaluable contribution to the Company.

Dr. Lee Shau Kee, Mr. Patrick Kwok Ping Ho, Mr. Sit Pak Wing, Sir Po-shing Woo, Mr. Gordon Kwong Che Keung and Professor Ko Ping Keung will retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2007, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit					2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
Henderson Land Development Company Limited	Lee Shau Kee	4			1,122,938,300		1,122,938,300	57.81
	Lee Ka Kit	4				1,122,938,300	1,122,938,300	57.81
	Lee Ka Shing	4				1,122,938,300	1,122,938,300	57.81
	Li Ning	4		1,122,938,300			1,122,938,300	57.81
	Lee Tat Man	5	110,000				110,000	0.01
	Lee King Yue	6	42,900		19,800		62,700	0.00
	Woo Ka Biu, Jackson	7		2,000			2,000	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	8	3,548,791		2,428,665,950		2,432,214,741	40.14
	Lee Ka Kit	8				2,428,665,950	2,428,665,950	40.08
	Lee Ka Shing	8				2,428,665,950	2,428,665,950	40.08
	Li Ning	8		2,428,665,950			2,428,665,950	40.08
Towngas China Company Limited (formerly known as Panva Gas Holdings Limited)	Lee Shau Kee	9			850,202,901		850,202,901	43.90
	Lee Ka Kit	9				850,202,901	850,202,901	43.90
	Lee Ka Shing	9				850,202,901	850,202,901	43.90
	Li Ning	9		850,202,901			850,202,901	43.90

Report of the Directors

Ordinary Shares (unless otherwise specified) (continued)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	10			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	11			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	12	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	10				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	11				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	12				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	10				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	11				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	12				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	10		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	11		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	12		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
China Investment Group Limited	Woo Ka Biu, Jackson	13			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	14			5,000		5,000	4.49
	Woo Po Shing	15			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	16			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	17			100		100	100.00
	Lee Ka Kit	17				100	100	100.00
	Lee Ka Shing	17				100	100	100.00
	Li Ning	17		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	18			3,240		3,240	80.00
	Lee Ka Kit	18				3,240	3,240	80.00
	Lee Ka Shing	18				3,240	3,240	80.00
	Li Ning	18		3,240			3,240	80.00
Shellson International Limited	Lee Ka Kit	19			25	75	100	100.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

Report of the Directors

Share Option Schemes

The Company and its subsidiaries have no share option schemes.

Arrangements to Purchase Shares or Debentures

At no time during the year ended 30 June 2007 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2007, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Henderson Development Limited *(Note 1)*	2,070,473,859	67.94
Henderson Land Development Company Limited *(Note 1)*	2,070,473,859	67.94
Kingslee S.A. *(Note 1)*	2,070,473,859	67.94
Banshing Investment Limited *(Note 1)*	802,854,200	26.35
Markshing Investment Limited *(Note 1)*	602,398,418	19.77
Covite Investment Limited *(Note 1)*	363,328,900	11.92
Persons other than Substantial Shareholders:		
Gainwise Investment Limited *(Note 1)*	217,250,000	7.13
Elliott Capital Advisors L.P. *(Note 20)*	188,056,500	6.17

Notes:

1. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 57.80% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. Mr. Lee King Yue was the beneficial owner of these shares.

4. Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 38.55% held by Henderson Investment Limited ("HI"). HI was 67.94% held by HL which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 8 and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

5. Mr. Lee Tat Man was the beneficial owner of these shares.

6. Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

8. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,548,791 shares, and for the remaining 2,428,665,950 shares, (i) 1,274,927,055 shares and 532,647,502 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 528,200,540 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 4,363,119 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 88,527,734 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

9. These shares were owned by Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 8 and Towngas Investment Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

10. These shares were held by Hopkins as trustee of the Unit Trust.

11. These shares were held by Hopkins as trustee of the Unit Trust.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

13. These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

14. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

15. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

16. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.*

17. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.*

18. *Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

19. *Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

20. *Of these shares, Elliott Capital Advisors L.P. was the beneficial owner of 187,074,500 shares, and interests in the remaining 982,000 shares were derived from cash settled derivatives.*

Interests in Contracts and Connected Transactions

During the year under review, the Group entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land") made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offered Rate quoted by banks. As at 30 June 2007, an amount of approximately HK$1,653.2 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) The management agreements and the construction agreements for the management and development of the Group's properties previously entered into between the Company and certain subsidiaries of Henderson Land subsisted during the financial year.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land.

(2) As disclosed in the announcement dated 27 March 2007, the Company and Henderson Land entered into an agreement on the same day pursuant to which the Henderson Land Group acquired from the Group all the assets (other than the Remaining Companies as defined in the said announcement) of the Group, including the property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, and the 44.21% interest in Miramar Hotel and Investment Company, Limited at an aggregate consideration of approximately HK$12,072.6 million (the "Disposal"). A circular detailing the Disposal was dispatched by the Company to shareholders of the Company on 20 April 2007.

Henderson Land is a holding company of the Company, and is therefore a connected person of the Company. Accordingly, the Disposal constituted a connected transaction of the Company. As one or more applicable percentage ratio(s) in respect of the Disposal exceeded 75%, the Disposal also constituted a very substantial disposal of the Company. Therefore, for the Company, the Disposal was subject to the announcement, reporting and independent shareholders' approval requirements of Chapters 14 and 14A of the Listing Rules. At the extraordinary general meeting of the Company held on 14 May 2007, the Disposal was approved by independent shareholders of the Company.

(3) The Company had the following connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules since each of the applicable percentage ratios was less than 2.5%:

(i) As disclosed in the announcement dated 2 December 2006, having regard to the structure of Sunlight Real Estate Investment Trust ("Sunlight REIT") and the series of transactions between Sunlight REIT and both the Company and Henderson Land and between Sunlight REIT and connected persons of the Company (i.e. the companies controlled by private trusts of the family of Dr. Lee Shau Kee (the "Private Group")), the Hong Kong Stock Exchange exercised its power pursuant to Rules 14A.06 and 14A.11(4)(a) of the Listing Rules to deem Sunlight REIT to be a connected person of the Company and Henderson Land in relation to their respective disposals of certain property interests (for the Company, the sale of its one-third interest in Java Road 108 Commercial Centre (the "HIL Disposal")) to Sunlight REIT as more particularly described in the said announcement and the transactions with Sunlight REIT leading to the establishment of Sunlight REIT and the initial public offering in Hong Kong and the international placement of units of Sunlight REIT.

The transactions contemplated under the following contracts entered into between the Group and Sunlight REIT on 2 December 2006 constituted connected transactions of the Company:

a) The sale and purchase agreement in respect of the HIL Disposal at a consideration of approximately HK$38.8 million. Pursuant thereto, on 21 December 2006, the Company entered into a deed of tax covenant with Sunlight REIT to covenant to make payments to it in respect of certain tax liabilities;

b) the deed of adjustment payments under which the Company agreed to make adjustment payments to Sunlight REIT equal to 0.54% of the amount by which the total rental income, together with any proceeds of loss of rental insurance claims, from such property relating to the HIL Disposal and the disposals of property interests by the Private Group and the Henderson Land group (other than the Company) is less than the assured minimum rental per annum of HK$405.4 million (on a pro rata basis in respect of the period from 21 December 2006 until 30 June 2007), HK$429.4 million (in respect of the year ending 30 June 2008) and HK$454.9 million (in respect of the year ending 30 June 2009); and

c) the deed of distribution per unit guarantee under which the Company guaranteed to pay to Sunlight REIT 0.54% of the shortfall if the distributions per unit of Sunlight REIT during each financial year up to 30 June 2009 are less than HK$0.2208 per unit (prorated for the period from 21 December 2006 to 30 June 2007).

(ii) As disclosed in the joint announcement dated 29 August 2007, Uniland Development Limited ("UDL"), a wholly-owned subsidiary of the Company entered into the sale and purchase agreement as the purchaser with seven vendors on 29 August 2007 for the acquisition of 35.94% interest, being all the remaining interest in China Investment Group Limited ("CIG"), the principal business activities of which (including its subsidiaries) are investment holding and the infrastructure business, at a total consideration of HK$145.02 million.

Among the vendors, (a) Wong Ying Wai was a director of CIG, a subsidiary of the Company and Henderson Land; (b) both Gem Gain Enterprises Limited and Greyhound Investments L.P. were substantial shareholders (each holding 10% interest) of CIG; (c) Pearl Assets Limited was a company controlled by Jackson Woo Ka Biu who was a director of CIG and an alternate to Woo Po Shing, a director of both the Company and Henderson Land; and (d) each of Sino Grand Investments Limited and Welson Investment Limited was a company controlled by Wong Ying Wai and Choi Koon Shum respectively, each being a director of CIG, and was therefore an associate of a director of a subsidiary of the Company and Henderson Land. Each of the vendors mentioned in (a) to (d) above was therefore a connected person of the Company and Henderson Land within the meaning of the Listing Rules. The relevant transaction therefore constituted a connected transaction for each of the Company and Henderson Land for the purpose of the Listing Rules. The aggregate consideration paid to the said connected persons amounted to HK$134.26 million.

(4) The material related party transactions set out in note 38 to the accounts on page 90 include transactions that constitute connected/ continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30 June 2007 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong. As those companies which might have competing businesses with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive directors, has been operating independently of, and at arm's length from, the businesses of those companies.

Subsequent to the Disposal and as at 30 June 2007, none of the Directors of the Company has interests in businesses which might compete with the Group.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Major Customers and Suppliers

For the financial year ended 30 June 2007:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent of the Group's total turnover.

Report of the Directors

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 10 to 14.

Retirement Benefits Scheme

Details of the retirement benefits schemes participated by the Group's employees are shown in note 32 to the accounts on page 84.

Revolving Credit Agreement with Covenants of the Controlling Shareholders

As disclosed in the Company's announcement dated 17 September 2004, a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land") and a wholly-owned subsidiary of the Company, as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amounts (the "Facility") from a syndicate of banks under the respective several guarantees given by Henderson Land and the Company.

In connection with the Facility, it will be an event of default if Henderson Land ceases to own and control at least 51% of the issued equity share capital of the Company or if either the Company or Henderson Land ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

Deloitte Touche Tohmatsu acted as auditors of the Company for the past three years and resigned as auditors with effect from 14 June 2007 and PricewaterhouseCoopers were appointed on 14 June 2007 as the auditors of the Company to fill the casual vacancy and to hold office until the conclusion of the forthcoming annual general meeting. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 16 to 22.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 17 September 2007

Biographical Details of Directors and Senior Management

Executive Directors

Dr. the Hon. LEE Shau Kee *GBM, DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 78, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited ("Henderson Land"), the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit aged 44, National Committee Member of Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the vice chairman of Henderson Development Limited ("Henderson Development"), and Henderson Land Development Company Limited ("Henderson Land"), as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Henderson Land which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin *BSc, ACIB, MBIM, FCILT*, aged 56, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 34 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land") as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is a member of the Court of The University of Hong Kong and is a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing aged 36, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land"), managing director of Miramar Hotel and Investment Company, Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

LEE Tat Man aged 70, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 30 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land and Kingslee S.A. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee.

Biographical Details of Directors and Senior Management

SUEN Kwok Lam *MH, FHIREA*, aged 60, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). He is the President of Hong Kong Association of Property Management Companies, the Vice President of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE King Yue aged 81, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 50 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Yum Chuen, Eddie aged 61, has been an Executive Director of the Company since 1988. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LI Ning *BSc, MBA*, aged 50, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 55, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WONG Ho Ming, Augustine *MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP)*, aged 46, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 23 years' experience in property appraisal, dealing and development.

SIT Pak Wing *ACIS, FHIREA*, aged 59, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management.

Biographical Details of Directors and Senior Management

Non-executive Directors

Sir Po-shing WOO *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 78, has been a Director of the Company since 1972 and was re-designated as a Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Land Development Company Limited ("Henderson Land") and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Land and Henderson Development Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

YUEN Pak Yiu, Philip aged 71, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and a partner of the firm of Yung, Yu, Yuen & Co. He has over 40 years' experience in legal practice in Hong Kong.

LEUNG Hay Man *FRICS, FCIArb, FHKIS*, aged 73, has been a Director of the Company since 1977 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WOO Ka Biu, Jackson *MA (Oxon)*, aged 45, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000 and was re-designated as Non-executive Director in 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. He is a director of Kailey Group of Companies. He holds an MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Independent Non-executive Directors

KWONG Che Keung, Gordon *FCA*, aged 58, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of Henderson Land Development Company Limited ("Henderson Land") and a number of other Hong Kong listed companies. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Professor KO Ping Keung *PhD, FIEEE, FHKIE, JP*, aged 56, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of Beijing and Tsinghua University and Emeritus Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is an independent non-executive director of Henderson Land Development Company Limited, which has discloseable interests in the Company under the provisions of the Securities and Future Ordinance.

Biographical Details of Directors and Senior Management

WU King Cheong *BBS, JP*, aged 56, has been an Independent Non-executive Director of the Company since 2005. Mr. Wu is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Vice Chairman of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier Pacific Holdings Limited, Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Senior Management

HUI Lee Wo *MBA, FCCA, FCPA*, aged 49, joined the Henderson Land Group in 1986 and was appointed Qualified Accountant of the Company in March 2004. He graduated from Hong Kong Polytechnic and obtained a master degree in business administration from Heriot-Watt University. He is also a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Financial Statements

Report of the Independent Auditor

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

To the shareholders of Henderson Investment Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of Henderson Investment Limited (the "Company") set out on pages 39 to 93, which comprise the consolidated and Company balance sheets as at 30 June 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 September 2007

Consolidated Profit and Loss Account

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 (re-stated) HK$ million
Continuing operations:			
Turnover	5	**188.7**	136.4
Direct costs		**(49.5)**	(47.0)
		139.2	89.4
Other income/other gains	*6*	**224.0**	124.4
Administrative expenses		**(44.6)**	(43.0)
Profit for the year of disposal group	*31*	**11.3**	11.2
Profit from operations		**329.9**	182.0
Finance costs	*7(a)*	**(4.1)**	(9.9)
Share of profits less losses of associates		**3,404.2**	1,798.9
Profit before taxation	*7*	**3,730.0**	1,971.0
Income tax	*8*	**(36.0)**	(12.4)
Profit for the year from continuing operations		**3,694.0**	1,958.6
Discontinued operations:			
Profit for the year from discontinued operations	*9*	**1,775.2**	1,736.5
Profit for the year	*33*	**5,469.2**	3,695.1
Attributable to:			
Equity shareholders of the Company			
— Continuing operations		**3,626.3**	1,928.0
— Discontinued operations		**1,764.8**	1,739.2
	12	**5,391.1**	3,667.2
Minority interests			
— Continuing operations		**67.7**	30.6
— Discontinued operations		**10.4**	(2.7)
		78.1	27.9
Profit for the year		**5,469.2**	3,695.1
Dividends payable to equity shareholders of the Company attributable to the year	*13*		
Interim dividend declared during the year		**396.2**	396.2
Cash distribution declared during the year		**15,236.6**	—
Final dividend proposed after the balance sheet date		**457.1**	457.1
		16,089.9	853.3
		HK$	HK$
Earnings per share – basic and diluted	*14(a)*		
From continuing operations		**1.19**	0.67
From discontinued operations		**0.58**	0.61
		1.77	1.28

The notes on pages 45 to 93 form part of these accounts.

Balance Sheets

At 30 June 2007

	Note	The Group 2007 HK$ million	The Group 2006 HK$ million	The Company 2007 HK$ million	The Company 2006 HK$ million
Non-current assets					
Investment properties	16	—	6,058.0	—	—
Property, plant and equipment	17	**596.6**	637.7	—	—
Prepaid lease payments	18	—	63.3	—	—
Toll highway operation rights	19	**178.9**	171.1	—	—
Investments in subsidiaries	20	—	—	**1,555.7**	2,158.0
Interests in associates	21	**14,443.7**	16,243.0	—	164.2
Other non-current assets	22	**118.6**	412.7	—	—
Deferred tax assets	30	—	3.2	—	—
		15,337.8	23,589.0	**1,555.7**	2,322.2
Current assets					
Inventories	23	—	309.5	—	—
Trade and other receivables	24	**353.7**	280.4	**1.5**	9.7
Amounts due from affiliates	25	**68.0**	142.4	**7,102.9**	13,881.5
Pledged bank deposits		—	20.2	—	—
Cash and cash equivalents	26	**3,684.1**	5,156.8	**163.9**	0.3
		4,105.8	5,909.3	**7,268.3**	13,891.5
Assets classified as held for sale	31	**419.8**	378.6	—	—
		4,525.6	6,287.9	**7,268.3**	13,891.5
Current liabilities					
Bank loans and overdrafts	27	**22.7**	87.8	—	—
Trade and other payables	28	**186.0**	281.0	**19.7**	5.5
Amounts due to affiliates	29	**1,801.5**	65.9	**1,151.9**	228.6
Current taxation		**50.7**	81.6	—	—
		2,060.9	516.3	**1,171.6**	234.1
Liabilities associated with assets classified as held for sale	31	**255.4**	240.3	—	—
		2,316.3	756.6	**1,171.6**	234.1
Net current assets		**2,209.3**	5,531.3	**6,096.7**	13,657.4
Total assets less current liabilities		**17,547.1**	29,120.3	**7,652.4**	15,979.6
Non-current liabilities					
Bank loans	27	**6.2**	26.1	—	—
Deferred tax liabilities	30	**14.2**	693.9	—	—
Amount due to an affiliate	29	—	120.2	—	—
		20.4	840.2	—	—
NET ASSETS		**17,526.7**	28,280.1	**7,652.4**	15,979.6

Balance Sheets

At 30 June 2007

	Note	The Group 2007 HK$ million	The Group 2006 HK$ million	The Company 2007 HK$ million	The Company 2006 HK$ million
CAPITAL AND RESERVES	*33*				
Share capital		**609.5**	609.5	**609.5**	609.5
Reserves		**16,352.1**	27,043.1	**7,042.9**	15,370.1
Total equity attributable to equity shareholders of the Company		**16,961.6**	27,652.6	**7,652.4**	15,979.6
Minority interests		**565.1**	627.5	**—**	—
Total equity		**17,526.7**	28,280.1	**7,652.4**	15,979.6

Approved and authorised for issue by the Board of Directors on 17 September 2007

Lee Shau Kee
Lee Tat Man
Directors

The notes on pages 45 to 93 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 HK$ million
Total equity at 1 July		**28,280.1**	22,380.2
Net income for the year recognised directly in equity			
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	*33*	**115.8**	—
Changes in fair value of available-for-sale securities	*33*	**182.8**	53.7
Revaluation surplus, net of deferred taxation	*33*	—	15.2
Net income for the year recognised directly in equity		**298.6**	68.9
Transfer from equity			
Impairment loss on available-for-sale securities	*33*	**13.5**	—
Realisation of fair value reserve on disposal of subsidiaries	*33*	**(250.0)**	—
		(236.5)	—
Net profit for the year		**5,469.2**	3,695.1
Total recognised income and expenses for the year		**5,531.3**	3,764.0
Attributable to:			
— Equity shareholders of the Company		**5,398.9**	3,732.9
— Minority interests		**132.4**	31.1
		5,531.3	3,764.0
Dividends declared or approved during the year		**(16,089.9)**	(818.8)
Dividends paid to minority interests	*33*	**(104.5)**	(57.7)
Distribution to minority shareholders	*33*	**(90.3)**	—
Increase in interests in subsidiaries	*33*	—	(90.7)
Issue of shares, net of expenses	*33*	—	3,103.1
Total equity at 30 June		**17,526.7**	28,280.1

The notes on pages 45 to 93 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 (re-stated) HK$ million
Operating activities			
Profit before taxation			
From continuing operations		**3,730.0**	1,971.0
From discontinued operations	*9(b)*	**1,848.6**	1,909.0
Adjustments for:			
Interest income		**(221.3)**	(124.2)
Dividends from investments		**(2.6)**	(6.7)
Amortisation of toll highway operation rights		**10.1**	15.6
Depreciation		**34.1**	53.1
Amortisation of prepaid lease payments		**1.2**	1.7
Impairment losses on:			
— goodwill arising from acquisition of additional interests in subsidiaries		**—**	161.8
— property, plant and equipment		**—**	4.5
— available-for-sale securities		**13.5**	0.3
— debtors		**—**	1.3
Loss on disposal/write off of property, plant and equipment		**17.5**	7.8
Loss on disposal of available-for-sale investments		**2.0**	—
Gain on disposal of Sale Companies and a subsidiary	*9(b)*	**(930.0)**	—
Write back of allowance for completed properties for sale		**—**	(19.5)
Increase in fair value of investment properties		**(219.5)**	(1,014.9)
Share of profits less losses of associates		**(3,833.9)**	(2,489.1)
Finance costs		**4.1**	10.0
Exchange difference		**7.0**	—
Operating profit before changes in working capital		**460.8**	481.7
Decrease/(increase) in inventories		**39.9**	(1.8)
(Increase)/decrease in trade and other receivables		**(152.9)**	90.0
Increase in trade and other payables		**3.2**	1.0
Cash generated from operations		**351.0**	570.9
Tax paid			
— Hong Kong		**(62.2)**	(141.1)
— Outside Hong Kong		**(4.5)**	(14.7)
Interest paid		**(4.1)**	(10.0)
Net cash generated from operating activities		**280.2**	405.1

Consolidated Cash Flow Statement

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 (re-stated) HK$ million
Investing activities			
Dividends received from associates and available-for-sale securities		**907.8**	901.9
Interest received		**221.2**	123.8
Payment for the purchase of:			
— investment properties		**(92.7)**	—
— property, plant and equipment		**(52.2)**	(28.4)
— available-for-sale securities		**(72.5)**	(1.0)
Payment for the acquisition of additional interests in:			
— subsidiaries		**—**	(252.5)
— associates		**(32.7)**	(814.6)
Proceeds from disposal of property, plant and equipment		**0.4**	0.2
Net proceeds from disposal of:			
— subsidiaries and associates		**12,106.8**	—
— available-for-sale securities		**69.8**	—
Redemption of held-to-maturity debt securities		**11.5**	—
Release of the pledged bank deposits		**20.2**	—
Decrease in amounts due from investee companies		**0.9**	1.0
Increase in amounts due from associates		**(6.4)**	(4.1)
Decrease/(increase) in amounts due from minority shareholders		**37.3**	(9.9)
Net cash generated from/(used in) investing activities		**13,119.4**	(83.6)
Financing activities			
Dividends paid to shareholders		**(16,079.5)**	(818.8)
Dividends paid to minority shareholders		**(104.5)**	(57.7)
Advance from/(repayment to) a fellow subsidiary		**1,533.0**	(180.9)
Advance from/(repayment to) minority shareholders		**139.4**	(8.9)
Repayment to associates		**(0.8)**	(1.7)
Distribution to minority shareholders		**(90.3)**	—
Issue of shares, net of expenses		**—**	3,103.1
New bank loans raised		**—**	33.6
Repayment of bank loans		**(248.9)**	(9.4)
Net cash (used in)/generated from financing activities		**(14,851.6)**	2,059.3
Net (decrease)/increase in cash and cash equivalents		**(1,452.0)**	2,380.8
Cash and cash equivalents at 1 July		**5,127.0**	2,746.2
Effect of foreign exchange rate changes		**11.1**	—
Cash and cash equivalents at 30 June	*26*	**3,686.1**	5,127.0

The notes on pages 45 to 93 form part of these accounts.

1 General information

Henderson Investment Limited (the "Company") is incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the Company's registered office and principal place of business is 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The principal activity of the Company is investment holding and the principal activities of its subsidiaries during the year were property leasing and development, investment holding, infrastructure, hotel operations and provision of security guard services. On 13 June 2007, the Company (i) disposed of its entire interests in certain subsidiaries and associates; and (ii) assigned the loans due to the Company by these entities, to Henderson Land Development Company Limited ("HLD"), the Company's intermediate holding company. Further details are set out in note 9. Subsequent to the disposal, the Group's principal activities are investment holding and infrastructure.

2 Significant accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective for the current accounting period of the Group and the Company. The adoption of these new developments, to the extent that they are relevant to the Group, did not have significant impact on the Group's results of operations and financial position for the current and prior accounting periods presented in these accounts.

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 30 June 2007 and which have not been adopted in these accounts.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosures in the accounts:

		Effective for accounting periods beginning on or after
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007
HKFRS 7	Financial instruments: disclosures	1 January 2007
HKFRS 8	Operating segments	1 January 2009

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

2 Significant accounting policies (continued)

(b) Basis of preparation of the accounts

The consolidated accounts for the year ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates.

The measurement basis used in the preparation of the accounts is the historical cost basis except that the following assets are stated at their fair values as explained in the accounting policies set out below:

— investment properties (see note 2(g)); and

— financial instruments classified as available-for-sale securities (see note 2(f)).

Assets classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell (see note 2(w)(i)).

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs and estimates that have significant effect on the accounts are discussed in note 3.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated accounts from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 2(n) and (o) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(m)). The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

2 Significant accounting policies (continued)

(d) Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets. The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the interests in associates recognised for the year (see notes 2(e) and (m)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 2(m)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(m)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interests in the associates.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 Significant accounting policies (continued)

(f) Other investments in debt and equity securities

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Dated debt securities that the Group has the positive ability and intention to hold to maturity are classified as held-to-maturity debt securities. Held-to-maturity debt securities are stated in the balance sheet at amortised cost less impairment losses (see note 2(m)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(m)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is re-measured, with any resultant gain or loss being recognised directly in equity, except for foreign exchange gains and losses in respect of monetary items such as debt securities which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised or impaired (see note 2(m)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(t)(i).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)(i)), and the same accounting policies are applied to that interest as are applied to other investment properties held under finance leases.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an item of property, plant and equipment becomes an investment property following a change in its use, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as property revaluation reserve when it is a gain or in profit or loss when it is a loss. Upon the disposal of the item, the property revaluation reserve is transferred to retained profits.

2 Significant accounting policies (continued)

(h) Property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(m)):

— hotel properties;

— other buildings;

— bridges; and

— other items of plant and equipment.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Leasehold land	Over the unexpired terms of the leases
Buildings	Over the unexpired terms of the respective leases or 40 years whichever is shorter
Bridges	Over the operating periods
Others	2 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Toll highway operation rights

Toll highway operation rights are stated at cost less accumulated amortisation and impairment losses (see note 2(m)).

Amortisation is provided to write off the cost of toll highway operation rights using the straight-line method over the operating period of 25 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

2 Significant accounting policies (continued)

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if it were held under a finance lease (see note 2(g)).

(ii) *Operating lease charges*

Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 2(g)).

(k) Inventories

Inventories are carried at the lower of their cost and net realisable value. Cost and net realisable value are determined as follows:

(i) *Completed properties for sale*

Cost is determined by apportionment of the total land and development costs for that development project, attributable to the unsold properties. Net realisable value represents the estimated selling price, based on prevailing market conditions, less costs to be incurred in selling the property.

(ii) *Retail, catering stocks and trading goods*

Cost is calculated using the weighted average cost formula and comprises all costs of purchase. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(m)).

2 Significant accounting policies (continued)

(m) Impairment of assets

(i) *Impairment of investments in debt and equity securities and other receivables*

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

— For available-for-sale equity securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment (other than properties carried at revalued amounts);

— toll highway operation rights;

— prepaid lease payments;

— investments in subsidiaries and associates (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(w)(i))); and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, the recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

2 Significant accounting policies (continued)

(m) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost.

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees.

2 Significant accounting policies (continued)

(r) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 Significant accounting policies (continued)

(s) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(t) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Rental income from operating leases*
Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(ii) *Interest income*
Interest income is recognised as it accrues using the effective interest method.

(iii) *Toll fee income*
Toll fee income is recognised when services are provided.

(iv) *Hotel operation*
Income from hotel operation is recognised when services are provided.

(v) *Dividends*
- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.
- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vi) *Sale of goods*
Sale of goods from retail business is recognised when the customer has accepted the goods and the related risks and rewards of ownership.

(vii) *Sale of properties*
Revenue arising from the sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later.

2 Significant accounting policies (continued)

(u) Translation of foreign currencies

Items included in the accounts of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of an acquired foreign operation is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(v) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(w) Non-current assets held for sale and discontinued operations

(i) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the accounts of the Group are concerned are deferred tax assets, financial assets (other than investments in subsidiaries and associates) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(ii) Discontinued operations

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale (see (i) above), if earlier. It also occurs when the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the profit and loss account, which comprises:

— the post-tax profit or loss of the discontinued operation; and

— the post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

2 Significant accounting policies (continued)

(x) Related parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, and corporate and financing expenses.

3 Accounting estimates and judgements

The key sources of estimation uncertainty and critical accounting judgements in applying the Group's accounting policies are described below.

(a) Valuation of investment properties

As described in note 16, investment properties are stated at fair value based on the valuation performed by an independent firm of professional valuers taking into consideration the net rental income allowing for reversionary income potential.

In determining the fair value, the valuers have based on a method of valuation which involves, inter alia, certain estimates including current market rents for similar properties in the same location and condition, appropriate discount rates and expected future market rents. In relying on the valuation report, management has exercised their judgement and are satisfied that the method of valuation is reflective of the current market conditions.

(b) Impairment of non-current assets

If circumstances indicate that the carrying amounts of property, plant and equipment and toll highway operation rights may not be recoverable, the assets may be considered impaired and are tested for impairment. An impairment loss is recognised when the asset's recoverable amount has declined below its carrying amount. The recoverable amount is the greater of the net selling price and value in use. In determining the recoverable amount which requires significant judgements, the Group estimates the future cash flows to be derived from continuing use and ultimate disposal of the asset and applies an appropriate discount rate to these future cash flows.

(c) Impairment of trade receivable

If circumstances indicate that the carrying amount of trade receivable may not be recoverable, an impairment loss may be recognised. The carrying amount of trade receivable is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. The Group estimates the future cash flows from the trade receivable with reference to the age of the trade receivable, debtors' credit-worthiness and repayment history.

4 Financial risk management

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to bank deposits, trade and other receivables, other non-current assets and amounts due from affiliates. The Group maintains a defined credit policy and the exposures to these credit risks are monitored on an ongoing basis.

Cash is deposited with financial institutions with sound credit ratings and the Group has exposure limit to any single financial institution. Given their high credit ratings, management does not expect any of these financial institutions will fail to meet their obligations.

Trade and other receivables comprise toll income receivable, rental receivable and other trade and other receivables. In respect of toll income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing of properties, monthly rents are received in advance and sufficient rental deposits are held. In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers. Regular review and follow-up actions are carried out on the overdue amounts. Ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise exposure to credit risk. Adequate impairment losses have been made for the estimated irrecoverable amounts.

In respect of the amounts due from affiliates, management monitors the recovery of the debts closely and ensure that adequate impairment losses have been made for the estimated irrecoverable amounts.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. The Group does not provide any other guarantees which expose the Group to credit risk.

4 Financial risk management (continued)

(b) Liquidity risk

The treasury function of the Group is arranged centrally to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed funding lines from major financial institutions to meet its liquidity requirements in the short and longer term.

(c) Interest rate risk

The Group is exposed to interest rate risk primarily through its borrowings from banks (see note 27) and a fellow subsidiary (see note 29) which bear floating interest rates. The Group monitors closely its interest rate exposure and will consider hedging significant interest rate exposure should the need arise. During the year, the Group did not enter into any interest rate hedging instruments.

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

	2007		
	Fixed/ floating	Effective interest rate	Within one year HK$ million
Deposits with banks	**Fixed**	**0.5%-4.37%**	**3,609.2**
Cash at bank	**Floating**	**0.72%-1.95%**	**76.8**
Bank loans and overdrafts	**Floating**	**6.33%-7.78%**	**28.9**
Amount due to a fellow subsidiary	**Floating**	**4.11%**	**1,653.2**

	2006		
	Fixed/ floating	Effective interest rate	Within one year HK$ million
Deposits with banks	Fixed	1.62%-5.28%	5,113.8
Cash at bank	Floating	0%-3.1%	39.2
Bank loans and overdrafts	Floating	5.02%-7.02%	283.3
Amount due to a fellow subsidiary	Floating	4.16%	120.2

(d) Foreign currency risk

The Group's primary foreign currency exposure arises from its operations in mainland China as the functional currency of these operations is Renminbi. Where appropriate and cost efficient, the Group seeks to finance these investments by Renminbi borrowings with reference to the future Renminbi funding requirements from the investment and related returns.

As a whole, the Group's core operations are not exposed to significant foreign exchange rate risk and the Group did not enter into any currency hedging instruments during the year.

(e) Fair values

Financial assets and liabilities are carried at amounts not materially different from their fair values as at 30 June 2006 and 2007.

(f) Estimation of fair values

Fair value of quoted investments is based on the bid prices at the balance sheet date without any deduction for transaction costs. For unquoted equity investments, the Group estimates the fair value by discounted cash flow technique. Estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate for a similar instrument at the balance sheet date.

5 Turnover

Turnover of the Group mainly represents rental income, income from infrastructure business, income from hotel operation, provision of security guard services and information technology services, sales of properties and others. Turnover recognised during the year are analysed as follows:

	2007 HK$ million	2006 (re-stated) HK$ million
Continuing operations		
Toll fee income	**188.7**	136.4
Discontinued operations		
Rental income	**370.1**	613.8
Hotel operation	**90.9**	95.3
Security guard services	**65.3**	64.8
Sale of properties	**38.3**	3.6
Information technology services	**2.7**	56.8
Others	**145.7**	176.4
	713.0	1,010.7

6 Other income/other gains

	2007 HK$ million	2006 (re-stated) HK$ million
Continuing operations		
Exchange gain, net	—	0.5
Interest income	**220.1**	123.4
Sundry income	**3.9**	0.5
	224.0	124.4
Discontinued operations		
Compensation for early termination of tenancy agreements	**0.5**	0.4
Dividend income from listed investments	**2.6**	6.7
Interest income	**1.2**	0.8
Sponsorship fee	**0.1**	1.4
Sundry income	**2.7**	5.6
	7.1	14.9

7 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		2007 HK$ million	2006 (re-stated) HK$ million
(a)	**Finance costs:**		
	Continuing operations		
	Bank loans and overdrafts	**1.7**	9.0
	Other borrowings wholly repayable within five years	**2.4**	0.9
		4.1	9.9
	Discontinued operations		
	Other borrowings wholly repayable within five years	**—**	0.1
(b)	**Staff costs (including directors' emoluments):**		
	Continuing operations		
	Contributions to defined contribution retirement plans	**0.1**	0.1
	Salaries, wages and other benefits	**11.7**	11.0
		11.8	11.1
	Discontinued operations		
	Contributions to defined contribution retirement plans	**4.2**	8.0
	Salaries, wages and other benefits	**108.6**	183.4
		112.8	191.4
(c)	**Other items:**		
	Continuing operations		
	Amortisation of toll highway operation rights	**10.1**	15.6
	Depreciation	**21.6**	20.5
	Auditor's remuneration		
	— audit service	**1.8**	1.3
	Impairment losses on available-for-sale securities	**13.5**	0.3
	Operating lease charges: minimum leases payments		
	— property rentals	**0.9**	0.7

7 Profit before taxation (continued)

Profit before taxation is arrived at after charging/(crediting): (continued)

	2007 HK$ million	2006 (re-stated) HK$ million
(c) Other items (continued):		
Discontinued operations		
Amortisation of prepaid lease payments	**1.2**	1.7
Depreciation	**12.5**	32.6
Auditor's remuneration		
— audit service	**2.1**	1.6
— non-audit service	**3.3**	0.1
Cost of sales		
— trading inventories	**45.3**	125.4
— completed properties for sale	**19.4**	2.8
Impairment losses on		
— debtors	**—**	1.3
— property, plant and equipment	**—**	4.5
Loss on disposal/write off of property, plant and equipment	**17.5**	7.8
Operating lease charges: minimum leases payments		
— property rentals	**4.8**	98.0
— telecommunications network facilities	**0.5**	2.7
Rental received and receivable from investment properties less direct outgoings of HK$84.6 million (2006: HK$109.9 million) *	**(183.3)**	(224.6)
Other rental income less direct outgoings *	**(84.5)**	(100.4)
Write back of allowance for completed properties for sale	**—**	(19.5)

* *Including contingent rental income of HK$3.3 million (2006: HK$103.8 million) from investment properties and other properties.*

8 Income tax

(a) Income tax in the consolidated profit and loss account represents:

	2007 HK$ million	2006 HK$ million
Current tax – Hong Kong Profits Tax		
Provision for the year	**39.4**	57.5
Under/(over) provision in respect of prior years	**14.7**	(17.5)
	54.1	40.0
Current tax – mainland China		
Provision for the year	**20.8**	12.1
Deferred taxation		
Origination and reversal of temporary differences	**34.5**	132.8
	109.4	184.9
Attributable to:		
— Continuing operations	**36.0**	12.4
— Discontinued operations	**73.4**	172.5
	109.4	184.9

Provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in mainland China are eligible for certain tax holidays and concessions for the year.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China ("PRC") (the "new CIT Law"), under which all domestic-invested enterprises and foreign-invested enterprises will be subject to a standard corporate income tax rate of 25% with effect from 1 January 2008. The new CIT Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date the consolidated accounts are approved and authorised for issue, detailed measures concerning these items have yet to be issued by the State Council. Consequently, the Group is not in a position to assess the impact, if any, to the carrying value of deferred tax liabilities as at 30 June 2007. The Group will continue to evaluate the impact when more detailed regulations are announced.

8 Income tax (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2007 HK$ million	2006 HK$ million
Profit before taxation from continuing and discontinued operations	**5,578.6**	3,880.0
Notional tax on profit before taxation, calculated at the Hong Kong Profits Tax rate of 17.5%	**976.3**	679.0
Tax effect of non-deductible expenses	**26.1**	30.9
Tax effect of non-taxable income	**(230.8)**	(47.7)
Tax effect of share of profits less losses of associates	**(670.9)**	(435.6)
Tax effect of current year's tax losses not recognised	**12.5**	14.4
Tax effect of prior year's tax losses utilised	**(13.9)**	(25.6)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(5.6)**	(4.7)
Under/(over) provision in respect of prior years	**14.7**	(17.5)
Others	**1.0**	(8.3)
Income tax	**109.4**	184.9

9 Discontinued operations

(a) The Group's discontinued operations comprise the following:

(i) Pursuant to an agreement dated 27 March 2007 entered into between the Company and HLD, the Company (i) disposed of its entire interests in certain subsidiaries and associates (collectively referred to as "Sale Companies") and (ii) assigned the loans due to the Company by the Sale Companies, to HLD at a cash consideration totalling approximately HK$12,072.6 million (the "Sale"). Further details are set out in the Company's circular dated 20 April 2007. The Sale was completed on 13 June 2007 (the "Completion"), resulting in a gain on disposal of the Sale Companies of approximately HK$925.4 million.

Following the Completion and commencing from 14 June 2007, the Group ceased to be interested in the businesses of property leasing, hotel operation, security guard services and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited.

(ii) On 2 December 2006, the Company entered into a sale and purchase agreement with Sunlight Real Estate Investment Trust ("Sunlight REIT") for the sale to Sunlight REIT of the shares of a subsidiary of the Company which was engaged in property investment and the shareholders' loan owing by the subsidiary to the Company. The aggregate cash consideration is approximately HK$38.8 million, resulting in a gain on disposal to the Group of approximately HK$4.6 million.

9 Discontinued operations (continued)

(b) The results of the discontinued operations for the years ended 30 June 2006 and 2007 are as follows:

	Note	2007 HK$ million	2006 HK$ million
Turnover	*5*	**713.0**	1,010.7
Direct costs		**(373.8)**	(454.8)
		339.2	555.9
Other income/other gains	*6*	**7.1**	14.9
Selling and distribution costs		**(23.6)**	(61.2)
Administrative expenses		**(53.3)**	(143.8)
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries *(see note below)*		**—**	(161.8)
Profit from operations before changes in fair value of investment properties		**269.4**	204.0
Increase in fair value of investment properties	*16*	**219.5**	1,014.9
Profit from operations after changes in fair value of investment properties		**488.9**	1,218.9
Finance costs	*7(a)*	**—**	(0.1)
Share of profits less losses of associates		**429.7**	690.2
Profit before taxation		**918.6**	1,909.0
Income tax	*8(a)*	**(73.4)**	(172.5)
Profit for the year		**845.2**	1,736.5
Net gain on disposal of Sale Companies and a subsidiary		**930.0**	—
		1,775.2	1,736.5

Note: On 8 December 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("HCL") was privatised jointly by the Company and The Hong Kong and China Gas Company Limited, an associate of the Group. Upon the privatisation, there was an excess of the Company's total cost of acquisition over its interest in the net assets of HCL and goodwill of approximately HK$161.8 million arose. By reference to the cash flow forecast of HCL, the directors were of the opinion that the goodwill arising from the privatisation was impaired and a full provision for impairment loss was made at 30 June 2006.

9 Discontinued operations (continued)

(c) The net cash flows of the discontinued operations for the years ended 30 June 2006 and 2007 are as follows:

	2007 HK$ million	2006 HK$ million
Net cash inflow from operating activities	**217.3**	150.3
Net cash inflow from investing activities	**78.9**	145.8
Net cash outflow from financing activities	**(289.1)**	(293.5)
Net cash inflow attributable to the discontinued operations	**7.1**	2.6

10 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2007				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Retirement scheme contributions HK$'000	Discretionary bonus HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	**20**	**8,404**	—	—	**8,424**
Lee Ka Kit	**20**	—	—	—	**20**
Colin Lam Ko Yin	**20**	—	—	—	**20**
Lee Ka Shing	**20**	—	—	—	**20**
Lee Tat Man	**20**	—	—	—	**20**
Suen Kwok Lam	**20**	—	—	—	**20**
Lee King Yue	**20**	—	—	—	**20**
Eddie Lau Yum Chuen	**20**	—	—	—	**20**
Li Ning	**20**	—	—	—	**20**
Patrick Kwok Ping Ho	**20**	—	—	—	**20**
Lau Chi Keung *	**20**	—	—	—	**20**
Augustine Wong Ho Ming	**20**	—	—	—	**20**
Sit Pak Wing	**20**	—	—	—	**20**
Non-executive Directors					
Sir Po-shing Woo	**20**	—	—	—	**20**
Philip Yuen Pak Yiu	**20**	—	—	—	**20**
Leung Hay Man	**20**	**180**	—	—	**200**
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	**20**	**180**	—	—	**200**
Professor Ko Ping Keung	**20**	**180**	—	—	**200**
Wu King Cheong	**20**	**180**	—	—	**200**
	380	**9,124**	—	—	**9,504**

* *resigned upon retirement on 30 June 2007.*

10 Directors' remuneration (continued)

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows: (continued)

	2006				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Retirement scheme contributions HK$'000	Discretionary bonus HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	60	6,291	—	—	6,351
Lee Ka Kit	60	—	—	—	60
Colin Lam Ko Yin	60	—	—	—	60
Lee Ka Shing	60	—	—	—	60
Lee Tat Man	20	—	—	—	20
Ho Wing Fun *	20	—	—	—	20
Suen Kwok Lam	20	—	—	—	20
Lee King Yue	20	—	—	—	20
Eddie Lau Yum Chuen	20	—	—	—	20
Li Ning	20	—	—	—	20
Patrick Kwok Ping Ho	20	—	—	—	20
Lau Chi Keung	20	—	—	—	20
Augustine Wong Ho Ming	20	—	—	—	20
Sit Pak Wing	20	—	—	—	20
Non-executive Directors					
Sir Po-shing Woo	20	—	—	—	20
Philip Yuen Pak Yiu	20	—	—	—	20
Leung Hay Man	20	180	—	—	200
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	—	—	200
Professor Ko Ping Keung	55	320	—	—	375
Wu King Cheong	20	180	—	—	200
	595	7,151	—	—	7,746

* *resigned upon retirement on 1 July 2006.*

There was no arrangement under which a director has waived or agreed to waive any emoluments during the year.

Certain of the directors received remunerations from the Company's intermediate holding company for services provided to the Group. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion the amounts between their services to the Company's intermediate holding company and its subsidiaries.

11 Individuals with highest emoluments

Of the five individuals with the highest emoluments, none of them is a director. Their emoluments are analysed as follows:

	2007 HK$ million	2006 HK$ million
Salaries, emoluments, other allowances and benefits	**5.3**	5.2
Retirement scheme contributions	**0.1**	0.1
Discretionary bonus	**0.3**	0.6
	5.7	5.9

Their emoluments are within the following bands:

	Number of individuals 2007	2006
HK$Nil-HK$1,000,000	**4**	3
HK$1,000,001-HK$1,500,000	**—**	1
HK$2,000,001-HK$2,500,000	**1**	1
	5	5

12 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$7,762.7 million (2006: HK$1,146.6 million) which has been dealt with in the accounts of the Company.

13 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2007 HK$ million	2006 HK$ million
Interim dividend declared of HK13 cents (2006: HK13 cents) per share	**396.2**	396.2
Cash distribution of HK$5 (2006: HK$Nil) per share	**15,236.6**	—
Final dividend proposed after the balance sheet date of HK15 cents (2006: HK15 cents) per share	**457.1**	457.1
	16,089.9	853.3

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and upon the fulfilment of the conditions attached to the special resolution, a cash distribution of HK$5 per share, amounting to HK$15,236.6 million, was made on 13 June 2007 to the then shareholders of the Company.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

13 Dividends (continued)

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 HK$ million	2006 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK15 cents (2006: HK15 cents) per share	**457.1**	422.6

14 Earnings per share

(a) Earnings per share – basic and diluted

(i) *From continuing operations*

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$3,626.3 million (2006 (restated): HK$1,928.0 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 2,858,916,436) in issue during the year.

(ii) *From discontinued operations*

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$1,764.8 million (2006 (restated): HK$1,739.2 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 2,858,916,436) in issue during the year.

(b) Adjusted earnings per share

The calculation of adjusted earnings per share (excluding fair value gain of investment properties net of deferred taxation) is based on the profit attributable to equity shareholders of the Company, as adjusted below, and the weighted average number of ordinary shares of 3,047,327,395 (2006: 2,858,916,436) in issue during the year:

	2007 HK$ million	2006 HK$ million
Profit attributable to equity shareholders of the Company	**5,391.1**	3,667.2
Effect of changes in fair value of investment properties	**(219.5)**	(1,014.9)
Effect of deferred taxation on changes in fair value of investment properties	**38.4**	153.1
Effect of share of changes in fair value of investment properties (net of deferred taxation) of associates	**(518.4)**	(739.3)
Adjusted earnings	**4,691.6**	2,066.1
Attributable to:		
Continuing operations	**3,313.2**	1,599.2
Discontinued operations	**1,378.4**	466.9
Adjusted earnings	**4,691.6**	2,066.1

	HK$	HK$
Adjusted earnings per share:		
From continuing operations	**1.09**	0.56
From discontinued operations	**0.45**	0.16
	1.54	0.72

15 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Continuing operations

Infrastructure	—	investment in infrastructure projects

Discontinued operations

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Security guard services	—	provision of security guard services
Others	—	miscellaneous business operations

2007

	Continuing operations	Discontinued operations					
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Income and results							
Turnover	**188.7**	**370.1**	**90.9**	**65.3**	**186.7**	**—**	**901.7**
Other income	**3.9**	**2.1**	**0.2**	**—**	**1.0**	**—**	**7.2**
External income	**192.6**	**372.2**	**91.1**	**65.3**	**187.7**	**—**	**908.9**
Inter-segment income	**—**	**0.1**	**—**	**0.8**	**3.8**	**(4.7)**	**—**
Total income	**192.6**	**372.3**	**91.1**	**66.1**	**191.5**	**(4.7)**	**908.9**
Segment results	**130.7**	**240.7**	**29.4**	**1.4**	**5.2**		**407.4**
Interest income							**221.3**
Dividend income from listed investments							**2.6**
Profit for the year of disposal group							**11.3**
Increase in fair value of investment properties							**219.5**
Gain on disposal of Sale Companies and a subsidiary							**930.0**
Unallocated expenses, net							**(43.3)**
Finance costs							**(4.1)**
Share of profits less losses of associates							**3,833.9**
Profit before taxation							**5,578.6**
Income tax							**(109.4)**
Profit for the year							**5,469.2**

15 Segmental information (continued)

Business segments (continued)

2007

	Continuing operations	Discontinued operations				
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Consolidated HK$ million
Other information						
Capital expenditure incurred during the year	**174.2**	**92.7**	**—**	**0.2**	**1.1**	**268.2**
Amortisation and depreciation	**31.7**	**—**	**8.8**	**0.5**	**4.4**	**45.4**
Loss on disposal/write off of property, plant and equipment	**—**	**—**	**—**	**—**	**17.5**	**17.5**

No business segment analysis in respect of assets and liabilities at 30 June 2007 is presented as there was only infrastructure business segment at 30 June 2007.

2006

	Continuing operations	Discontinued operations					
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Income and results							
Turnover	136.4	613.8	95.3	64.8	236.8	—	1,147.1
Other income	1.0	3.8	0.2	—	3.4	—	8.4
External income	137.4	617.6	95.5	64.8	240.2	—	1,155.5
Inter-segment income	—	19.8	—	0.5	6.1	(26.4)	—
Total income	137.4	637.4	95.5	65.3	246.3	(26.4)	1,155.5
Segment results	81.8	329.4	35.6	2.3	(173.2)		275.9
Interest income							124.2
Dividend income from listed securities							6.7
Profit for the year of disposal group							11.2
Increase in fair value of investment properties							1,014.9
Unallocated expenses, net							(32.0)
Finance costs							(10.0)
Share of profits less losses of associates							2,489.1
Profit before taxation							3,880.0
Income tax							(184.9)
Profit for the year							3,695.1

15 Segmental information (continued)

Business segments (continued)

2006

	Continuing operations	Discontinued operations				
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Consolidated HK$ million
Balance sheet						
Segment assets	1,214.5	6,316.7	276.4	21.5	430.0	8,259.1
Interests in associates						16,243.0
Amounts due from associates						46.1
Unallocated assets						5,328.7
Total consolidated assets						29,876.9
Segment liabilities	270.5	87.0	23.0	5.5	118.7	504.7
Amounts due to associates						0.8
Unallocated liabilities						1,091.3
Total consolidated liabilities						1,596.8
Other information						
Capital expenditure incurred during the year	11.1	—	0.8	0.6	15.9	28.4
Amortisation and depreciation	36.1	—	9.6	0.6	24.1	70.4
Impairment loss on:						
— debtors	—	0.4	0.6	—	0.3	1.3
— property, plant and equipment	—	—	—	—	4.5	4.5
— goodwill arising from acquisition of additional interests in subsidiaries	—	—	—	—	161.8	161.8
Loss on disposal of property, plant and equipment	—	—	—	—	7.8	7.8

15 Segmental information (continued)

Geographical segments

The Group's business is carried out in Hong Kong except for infrastructure business which is in mainland China. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Total consolidated assets and capital expenditure are based on geographical location of the assets.

	Hong Kong		Mainland China		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006
	HK$ million	HK$ million	**HK$ million**	HK$ million	**HK$ million**	HK$ million
Turnover	**713.0**	1,010.7	**188.7**	136.4	**901.7**	1,147.1
Other income	**3.3**	7.4	**3.9**	1.0	**7.2**	8.4
External income	**716.3**	1,018.1	**192.6**	137.4	**908.9**	1,155.5
Attributable to:						
— Continuing operations	**—**	—	**192.6**	137.4	**192.6**	137.4
— Discontinued operations	**716.3**	1,018.1	**—**	—	**716.3**	1,018.1
	716.3	1,018.1	**192.6**	137.4	**908.9**	1,155.5
Total consolidated assets	**18,148.1**	28,536.6	**1,715.3**	1,340.3	**19,863.4**	29,876.9
Capital expenditure incurred during the year	**94.0**	17.3	**174.2**	11.1	**268.2**	28.4

16 Investment properties

	The Group	
	2007	2006
	HK$ million	HK$ million
Valuation		
At 1 July	**6,058.0**	5,000.7
Additions	**92.7**	—
Increase in fair value for the year *(note 9(b))*	**219.5**	1,014.9
Transfer from prepaid lease payments	**—**	16.0
Transfer from property, plant and equipment	**—**	26.4
Disposal of subsidiaries *(note 34)*	**(6,370.2)**	—
At 30 June	**—**	6,058.0

(a) The analysis of net book value of investment properties, which are all situated in Hong Kong, is as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
Long leases	**—**	1,615.9
Medium-term leases	**—**	4,442.1
	—	6,058.0

(b) The Group's investment properties were revalued as at 30 June 2006 and 31 December 2006 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on an open market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

All properties held under operating leases that would otherwise meet the definition of investment property were classified as investment properties.

(c) At 30 June 2006, investment properties in Hong Kong with a total carrying value of HK$543.6 million were co-owned with certain fellow subsidiaries. The carrying values represented the Group's interests in the relevant properties.

17 Property, plant and equipment

(a) The Group

	Hotel properties HK$ million	Other buildings HK$ million	Bridges HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
Cost					
At 1 July 2005	297.5	25.0	549.3	285.8	1,157.6
Additions	—	—	10.5	17.9	28.4
Surplus on revaluation	—	18.4	—	—	18.4
Reclassified to investment properties	—	(30.1)	—	—	(30.1)
Transfer to assets classified as held for sale	—	(3.8)	—	(2.0)	(5.8)
Disposals	—	—	—	(52.7)	(52.7)
At 30 June 2006 and 1 July 2006	297.5	9.5	559.8	249.0	1,115.8
Exchange adjustment	—	—	59.1	1.2	60.3
Additions	—	—	173.1	2.4	175.5
Write off of property, plant and equipment	—	—	—	(75.6)	(75.6)
Disposals					
— through disposal of subsidiaries	(297.5)	(9.5)	—	(108.6)	(415.6)
— others	—	—	—	(20.9)	(20.9)
At 30 June 2007	—	—	792.0	47.5	839.5
Accumulated depreciation and impairment loss					
At 1 July 2005	89.2	8.8	142.5	231.4	471.9
Charge for the year	7.4	0.5	19.0	26.2	53.1
Reclassified to investment properties	—	(3.7)	—	—	(3.7)
Impairment loss	—	—	—	4.5	4.5
Write back on disposal	—	—	—	(44.7)	(44.7)
Elimination upon transfer to assets classified as held for sale	—	(1.3)	—	(1.7)	(3.0)
At 30 June 2006 and 1 July 2006	96.6	4.3	161.5	215.7	478.1
Exchange adjustment	—	—	17.6	1.0	18.6
Charge for the year	7.1	0.1	20.4	6.5	34.1
Write off of property, plant and equipment	—	—	—	(58.2)	(58.2)
Write back on disposal					
— through disposal of subsidiaries	(103.7)	(4.4)	—	(101.2)	(209.3)
— others	—	—	—	(20.4)	(20.4)
At 30 June 2007	—	—	199.5	43.4	242.9
Net book value					
At 30 June 2007	—	—	592.5	4.1	596.6
At 30 June 2006	200.9	5.2	398.3	33.3	637.7

17 Property, plant and equipment (continued)

(b) The analysis of net book value of the Group's properties is as follows:

	Hotel properties		Other buildings		Bridges	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
In Hong Kong						
— Long leases	—	73.1	—	—	—	—
— Medium-term leases	—	127.8	—	4.9	—	—
Outside Hong Kong						
— Long leases	—	—	—	0.3	—	—
— Medium-term leases	—	—	—	—	**592.5**	398.3
	—	200.9	—	5.2	**592.5**	398.3

18 Prepaid lease payments

	The Group	
	2007 HK$ million	2006 HK$ million
Leasehold land in Hong Kong:		
— Long leases	—	16.5
— Medium-term leases	—	48.1
	—.	64.6
Classified as:		
— Non-current assets	—	63.3
— Current assets (included in "Trade and other receivables")	—	1.3
	—	64.6

19 Toll highway operation rights

	The Group	
	2007	2006
	HK$ million	HK$ million
Cost		
At 1 July	**231.8**	789.5
Exchange adjustment	**24.4**	—
Transfer to assets classified as held for sale	**—**	(557.7)
At 30 June	**256.2**	231.8
Accumulated amortisation		
At 1 July	**60.7**	228.0
Exchange adjustment	**6.5**	—
Amortisation for the year *(note 7(c))*	**10.1**	15.6
Elimination upon transfer to assets classified as held for sale	**—**	(182.9)
At 30 June	**77.3**	60.7
Carrying amount		
At 30 June	**178.9**	171.1

On 16 December 1999, the Group was granted the operation rights of Maanshan Huan Tong Highway (the "Highway") by the People's Government of Anhui Province (安徽省人民政府) for a period of 25 years. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

At 30 June 2006 and 2007, the toll highway operation rights are pledged to secure the Group's certain bank loans (see note 27).

The amortisation charge for the year is included in "direct costs" in the consolidated profit and loss account.

20 Investments in subsidiaries

	The Company	
	2007	2006
	HK$ million	HK$ million
Unlisted shares, at cost	**1,555.7**	2,158.0

As detailed in note 9, the Group disposed of its entire interests in certain subsidiaries during the year. Details of the principal subsidiaries at 30 June 2007 are set out on pages 91 to 92.

21 Interests in associates

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Unlisted				
Shares, at cost	—	—	—	164.2
Share of net assets	—	563.8	—	—
	—	563.8	—	164.2
Listed in Hong Kong				
Investments in associates, including goodwill	**14,443.7**	15,679.2	—	—
	14,443.7	16,243.0	—	164.2
Market value of listed associates	**38,493.6**	39,760.4	—	—

As detailed in note 9, the Group disposed of its entire interests in certain associates during the year. Set out below are the particulars of the associate at 30 June 2007 which, in the opinion of the directors, principally affected the results and assets of the Group for the year. The associate is incorporated and listed in Hong Kong.

	Percentage of issued ordinary shares held by the Group	Principal activity
The Hong Kong and China Gas Company Limited ("HKCG")	38.55	Production, distribution and marketing of gas and related activities in Hong Kong and gas, water and related activities in mainland China

Summary financial information on associates:

	Assets HK$ million	Liabilities HK$ million	Equity HK$ million	Revenues HK$ million	Profit HK$ million
2007	**39,488.8**	**(13,763.7)**	**25,725.1**	**13,810.6**	**8,823.0**
2006	45,125.9	(15,773.1)	29,352.8	12,276.8	6,393.6

The above summary financial information on associates presented the results, assets and liabilities of the associates in which the Group were interested at the respective balance sheet dates.

The profit of the associates for the year ended 30 June 2007 includes a gain of HK$2,235.7 million from HKCG's disposal of interests in ten piped city-gas joint ventures to Towngas China Company Limited, formerly known as Panva Gas Holdings Limited.

22 Other non-current assets

	The Group	
	2007	2006
	HK$ million	HK$ million
Held-to-maturity debt securities		
Listed outside Hong Kong	—	11.5
Available-for-sale securities		
Listed in Hong Kong	—	255.1
Unlisted	**8.6**	29.4
	8.6	284.5
Non-current receivable	**110.0**	116.7
	118.6	412.7
Market value of listed securities	—	266.2

Available-for-sale securities

Available-for-sale securities are stated at their fair values, except for unlisted equity securities with carrying amount of HK$8.6 million (2006: HK$29.4 million) which are stated at cost less impairment losses as their fair values cannot be measured reliably.

Non-current receivable

Non-current receivable represents the non-current portion of the balance of consideration receivable (stated at present value) in relation to the disposal of the Group's toll collection rights of certain toll bridges during the year ended 30 June 2004. At 30 June 2007, the total balance of the consideration receivable is RMB133.6 million (equivalent to HK$137.7 million) (2006: RMB150.6 million, equivalent to HK$140.4 million) which will be settled by instalments of RMB28.1 million (equivalent to HK$29.0 million) per annum for the period from 1 June 2003 to 27 October 2010 and RMB16.0 million (equivalent to HK$16.5 million) per annum for the period from 28 October 2010 to 20 July 2015. At 30 June 2007, the current portion of HK$27.7 million (2006: HK$23.7 million) is included in "Trade and other receivables" (note 24).

23 Inventories

	The Group	
	2007	2006
	HK$ million	HK$ million
Goods for retail, catering stocks and trading goods	—	33.3
Completed properties for sale	—	276.2
	—	309.5

24 Trade and other receivables

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Trade debtors	**277.9**	173.0	—	—
Deposits, prepayments and other receivables	**48.1**	83.7	**1.5**	9.7
Consideration receivable *(note 22)*	**27.7**	23.7	—	—
	353.7	280.4	**1.5**	9.7

The ageing analysis of trade debtors (net of impairment loss for bad and doubtful debts) of the Group as at the balance sheet date is as follows:

	2007	2006
	HK$ million	HK$ million
Current or less than 1 month overdue	**16.9**	31.2
1 to 3 months overdue	**34.7**	35.3
More than 3 months overdue but less than 6 months overdue	**45.4**	17.0
More than 6 months overdue	**180.9**	89.5
	277.9	173.0

25 Amounts due from affiliates

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Amounts due from subsidiaries	—	—	**7,102.9**	13,835.5
Amounts due from associates	**2.0**	46.1	—	46.0
Amounts due from investee companies	**4.5**	5.5	—	—
Amounts due from minority shareholders	**61.5**	90.8	—	—
	68.0	142.4	**7,102.9**	13,881.5

Amounts due from affiliates are unsecured, interest-free and repayable on demand.

26 Cash and cash equivalents

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Deposits with banks	**3,609.2**	5,113.8	**150.8**	—
Cash at bank and in hand	**74.9**	43.0	**13.1**	0.3
Cash and cash equivalents in the balance sheet	**3,684.1**	5,156.8	**163.9**	0.3
Cash and cash equivalents classified as assets held for sale *(note 31)*	**2.0**	0.5		
Bank overdrafts *(note 27)*	**—**	(30.3)		
Cash and cash equivalents in the consolidated cash flow statement	**3,686.1**	5,127.0		

Included in cash and cash equivalents in the balance sheets are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2007 million	2006 million	2007 million	2006 million
United States Dollars ("USD")	**USD0.1**	USD146.3	**—**	—
Japanese Yen ("JPY")	**JPY172.7**	—	**—**	—

Of the cash and bank balances at 30 June 2007 and of the cash and bank balances and pledged bank deposits at 30 June 2006, a total sum being the equivalent of HK$75.6 million (2006: HK$125.7 million) was maintained in mainland China and is subject to exchange control regulations.

27 Bank loans and overdrafts

At 30 June 2007, bank loans and overdrafts of the Group were repayable as follows:

	2007 HK$ million	2006 HK$ million
Within 1 year and included in current liabilities	**22.7**	87.8
After 1 year and included in non-current liabilities		
— After 1 year but within 2 years	**—**	20.6
— After 2 years but within 5 years	**6.2**	5.5
	6.2	26.1
	28.9	113.9

27 Bank loans and overdrafts (continued)

At 30 June 2007, the Group had the following secured and unsecured bank loans and overdrafts:

	2007 HK$ million	2006 HK$ million
Unsecured bank overdrafts	—	30.3
Bank loans		
— Secured	**28.9**	55.6
— Unsecured	—	28.0
	28.9	83.6
	28.9	113.9

At 30 June 2007, certain of the Group's bank loans were secured by the Group's toll highway operation rights (see note 19) (2006: the Group's toll highway operation rights and pledged bank deposits of HK$20.2 million).

28 Trade and other payables

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Trade creditors	**37.2**	154.4	—	—
Rental deposits and other payables	**148.8**	126.6	**19.7**	5.5
	186.0	281.0	**19.7**	5.5

The ageing analysis of trade creditors of the Group as at the balance sheet date is as follows:

	2007 HK$ million	2006 HK$ million
Due within 1 month or on demand	**4.9**	103.0
Due after 1 month but within 3 months	**20.0**	39.2
Due after 3 months but within 6 months	**10.3**	2.8
Due after 6 months	**2.0**	9.4
	37.2	154.4

29 Amounts due to affiliates

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Amounts due to subsidiaries	—	—	**1,151.9**	228.6
Amount due to a fellow subsidiary	**1,653.2**	—	—	—
Amounts due to associates	—	0.8	—	—
Amounts due to minority shareholders	**148.3**	65.1	—	—
Amounts due to affiliates classified as current liabilities	**1,801.5**	65.9	**1,151.9**	228.6
Amount due to a fellow subsidiary classified as non-current liability	—	120.2	—	—
	1,801.5	186.1	**1,151.9**	228.6

Amounts due to affiliates are unsecured, interest-free and repayable on demand except for the amount due to a fellow subsidiary of HK$1,653.2 million (2006: HK$120.2 million) which bears interest by reference to Hong Kong Interbank Offered Rate.

30 Deferred taxation

(a) The Group

The components of deferred tax liabilities/(assets) of the Group recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred taxation arising from:	Depreciation allowances in excess of related depreciation HK$ million	Consideration receivable on disposal of toll collection right of toll bridges HK$ million	Revaluation of investment properties HK$ million	Tax losses HK$ million	Others HK$ million	Total HK$ million
At 1 July 2005	25.3	14.6	525.6	(12.7)	1.9	554.7
Charged to property revaluation reserve	—	—	3.2	—	—	3.2
(Credited)/charged to profit and loss account	(3.9)	(0.7)	153.1	(16.8)	1.1	132.8
At 30 June 2006	21.4	13.9	681.9	(29.5)	3.0	690.7
At 1 July 2006	21.4	13.9	681.9	(29.5)	3.0	690.7
Exchange adjustment	—	1.4	—	—	—	1.4
Charged/(credited) to profit and loss account	3.4	(1.1)	39.7	(7.5)	—	34.5
Disposal of subsidiaries	(24.8)	—	(721.6)	37.0	(3.0)	(712.4)
At 30 June 2007	—	14.2	—	—	—	14.2

30 Deferred taxation (continued)

(a) The Group (continued)

	2007 HK$ million	2006 HK$ million
Net deferred tax asset recognised in the balance sheet	—	(3.2)
Net deferred tax liability recognised in the balance sheet	**14.2**	693.9
	14.2	690.7

(b) The Company

No deferred taxation has been recognised as the Company did not have significant temporary differences as at 30 June 2006 and 2007.

31 Disposal group

On 29 March 2006, the Group entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a consideration of RMB70 million (approximately HK$72.2 million). As of the date of authorisation for the issuance of these accounts, the transaction has yet to be completed, pending the settlement of the entire consideration which is expected to take place by 31 December 2007.

The results of the Ningbo Subsidiaries for the year since it was classified as a disposal group are as follows:

	2007 HK$ million	2006 HK$ million
Revenue	**17.8**	15.6
Expenses	**(6.5)**	(4.4)
Profit for the year of disposal group	**11.3**	11.2

The assets and liabilities of the Ningbo Subsidiaries were classified as a disposal group held for sale as at 30 June 2006 and 2007. The major classes of assets and liabilities of the disposal group are as follows:

	2007 HK$ million	2006 HK$ million
Assets		
Property, plant and equipment	**3.2**	2.8
Toll highway operation rights	**414.4**	374.8
Debtors, deposits and prepayments	**0.2**	0.5
Bank balances and cash *(note 26)*	**2.0**	0.5
Assets classified as held for sale	**419.8**	378.6
Liabilities		
Accrued expenses	**0.5**	1.3
Bank loans, secured	—	169.4
Amount due to a minority shareholder *(note)*	**254.9**	69.6
Liabilities associated with assets classified as held for sale	**255.4**	240.3
Net assets classified as held for sale	**164.4**	138.3

Note: The amount is unsecured, interest free and has no fixed terms of repayment.

32 Employee retirement benefits

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. No forfeited contribution was utilised during the year (2006: HK$0.1 million). There was no such balance at 30 June 2007 and 30 June 2006.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. No forfeited contributions were utilised during the year (2006: HK$Nil).

33 Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company									
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital reserve HK$ million	Fair value reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2005	563.5	6,158.6	—	12.9	—	—	14,900.4	21,635.4	744.8	22,380.2
Final dividend approved in respect of the previous financial year *(note 13(b))*	—	—	—	—	—	—	(422.6)	(422.6)	—	(422.6)
Issue of shares, net of expenses	46.0	3,057.1	—	—	—	—	—	3,103.1	—	3,103.1
Revaluation surplus, net of deferred taxation	—	—	12.0	—	—	—	—	12.0	3.2	15.2
Changes in fair value of available-for-sale securities	—	—	—	—	53.7	—	—	53.7	—	53.7
Increase in interests in subsidiaries	—	—	—	—	—	—	—	—	(90.7)	(90.7)
Profit for the year	—	—	—	—	—	—	3,667.2	3,667.2	27.9	3,695.1
Interim dividend declared in respect of the current financial year *(note 13(a))*	—	—	—	—	—	—	(396.2)	(396.2)	—	(396.2)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(57.7)	(57.7)
At 30 June 2006	609.5	9,215.7	12.0	12.9	53.7	—	17,748.8	27,652.6	627.5	28,280.1

33 Capital and reserves (continued)

(a) The Group (continued)

	Attributable to equity shareholders of the Company									
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital reserve HK$ million	Fair value reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2006	609.5	9,215.7	12.0	12.9	53.7	–	17,748.8	27,652.6	627.5	28,280.1
Final dividend approved in respect of the previous financial year *(note 13(b))*	–	–	–	–	–	–	(457.1)	(457.1)	–	(457.1)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	–	–	–	–	–	61.5	–	61.5	54.3	115.8
Reduction of share premium *(note (d))*	–	(5,000.0)	–	–	–	–	5,000.0	–	–	–
Transfer to retained profits on disposal of subsidiaries	–	–	(12.0)	–	–	–	12.0	–	–	–
Available-for-sale securities:										
– changes in fair value	–	–	–	–	182.8	–	–	182.8	–	182.8
– impairment loss transfer to profit or loss	–	–	–	–	13.5	–	–	13.5	–	13.5
– transfer to profit or loss on disposal of subsidiaries	–	–	–	–	(250.0)	–	–	(250.0)	–	(250.0)
Distribution to minority shareholders	–	–	–	–	–	–	–	–	(90.3)	(90.3)
Profit for the year	–	–	–	–	–	–	5,391.1	5,391.1	78.1	5,469.2
Dividends declared in respect of the current financial year *(note 13(a))*										
– interim dividend	–	–	–	–	–	–	(396.2)	(396.2)	–	(396.2)
– cash distribution	–	–	–	–	–	–	(15,236.6)	(15,236.6)	–	(15,236.6)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	(104.5)	(104.5)
At 30 June 2007	609.5	4,215.7	–	12.9	–	61.5	12,062.0	16,961.6	565.1	17,526.7

33 Capital and reserves (continued)

(b) The Company

	Share capital HK$ million	Share premium HK$ million	Capital reserve HK$ million	Retained profits HK$ million	Total equity HK$ million
At 1 July 2005	563.5	6,158.6	3.5	5,823.1	12,548.7
Final dividend approved in respect of the previous financial year *(note 13(b))*	—	—	—	(422.6)	(422.6)
Issue of shares, net of expenses	46.0	3,057.1	—	—	3,103.1
Profit for the year	—	—	—	1,146.6	1,146.6
Interim dividend declared in respect of the current financial year *(note 13(a))*	—	—	—	(396.2)	(396.2)
At 30 June 2006	609.5	9,215.7	3.5	6,150.9	15,979.6
At 1 July 2006	**609.5**	**9,215.7**	**3.5**	**6,150.9**	**15,979.6**
Final dividend approved in respect of the previous financial year *(note 13(b))*	—	—	—	**(457.1)**	**(457.1)**
Reduction of share premium *(note (d))*	—	**(5,000.0)**	—	**5,000.0**	—
Profit for the year	—	—	—	**7,762.7**	**7,762.7**
Dividends declared in respect of the current financial year *(note 13(a))*					
— interim dividend	—	—	—	**(396.2)**	**(396.2)**
— cash distribution	—	—	—	**(15,236.6)**	**(15,236.6)**
At 30 June 2007	**609.5**	**4,215.7**	**3.5**	**2,823.7**	**7,652.4**

33 Capital and reserves (continued)

(c) Share capital

	2007 HK$ million	2006 HK$ million
Authorised:		
5,000,000,000 (2006: 3,600,000,000) ordinary shares of HK$0.2 each	**1,000.0**	720.0
Issued and fully paid:		
3,047,327,395 (2006: 3,047,327,395) ordinary shares of HK$0.2 each	**609.5**	609.5

Pursuant to an ordinary resolution passed at the annual general meeting held on 12 December 2006, the Company's authorised share capital was increased from HK$720 million to HK$1,000 million by the creation of an additional 1,400,000,000 ordinary shares of HK$0.2 each, ranking pari passu in all respects with the existing ordinary shares of the Company.

Pursuant to a share placement arrangement, on 18 April 2006, 230,000,000 new ordinary shares were issued for cash at a price of HK$13.55 per share to the controlling shareholder of the Company. The proceeds, net of expenses, is HK$3,103.1 million, of which HK$46.0 million was credited to the share capital and the remaining balance of HK$3,057.1 million was credited to the share premium account. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(d) Reduction of share premium

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and an order of the High Court of The Hong Kong Special Administrative Region made on 5 June 2007, an amount of HK$5,000 million then standing to the credit of the Company's share premium account was reduced on 13 June 2007, being the date of completion of the Company's disposal of certain subsidiaries and associates as set out in note 9(a), and the same amount was credited to the Company's retained profits in accordance with the provisions of the Hong Kong Companies Ordinance.

(e) Nature and purpose of reserves

(i) *Share premium*

The application of share premium is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii) *Property revaluation reserve*

Property revaluation reserve relates to other land and buildings. Where other land and buildings is reclassified to investment property, the cumulative increase in fair value of investment property at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

(iii) *Fair value reserve*

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policy set out in note 2(f).

(iv) *Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(u).

(v) *Distributability of reserves*

At 30 June 2007, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$2,823.7 million (2006: HK$6,150.9 million). After the balance sheet date, the directors proposed a final dividend of HK15 cents (2006: HK15 cents) per share, amounting to HK$457.1 million (2006: HK$457.1 million). This dividend has not been recognised as a liability at the balance sheet date.

34 Disposal of subsidiaries and associates

Details of the subsidiaries and associates disposed of (see note 9 for further details) during the year are set out below:

	Note	2007 HK$ million	2006 HK$ million
Net assets of the subsidiaries disposed of:			
Investment properties	16	6,370.2	—
Property, plant and equipment		206.3	—
Prepaid lease payments		63.3	—
Interests in associates		4,213.4	—
Other non-current assets		459.3	—
Deferred tax assets		5.3	—
Inventories		269.4	—
Trade and other receivables		113.3	—
Amounts due from affiliates		0.1	—
Cash and cash equivalents		4.9	—
Bank overdrafts		(0.3)	—
Trade and other payables		(168.1)	—
Amounts due to affiliates		(2.3)	—
Current taxation		(40.1)	—
Deferred tax liabilities		(717.7)	—
		10,777.0	—
Release of fair value reserve		(250.0)	—
		10,527.0	—
Share of net assets of the associates disposed of		654.4	—
Net gain on disposal of subsidiaries and associates		930.0	—
		12,111.4	—
Satisfied by:			
Cash — disposal of subsidiaries		11,383.6	—
— disposal of associates		727.8	—
		12,111.4	—
Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:			
Cash consideration received		11,383.6	—
Cash and cash equivalents disposed of		(4.6)	—
		11,379.0	—

35 Capital commitments

At the balance sheet date, the Group had commitments not provided for in these accounts as follows:

	2007 HK$ million	2006 HK$ million
Contracted for:		
— acquisition of property, plant and equipment, and for property development and renovation expenditure	—	34.2

36 Contingent liabilities

At the balance sheet date, contingent liabilities of the Company were as follows:

	2007 HK$ million	2006 HK$ million
Guarantees given to banks to secure banking facilities granted to subsidiaries	—	30.1

37 Significant lease arrangements

At 30 June 2006, the Group was both a lessor and a lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) The Group as lessor

The total future minimum lease payments under non-cancellable operating leases were receivable as follows:

	2006 HK$ million
Within 1 year	345.9
After 1 year and within 5 years	140.5
	486.4

(b) The Group as lessee

The total future minimum lease payments under non-cancellable operating leases were payable as follows:

	2006 HK$ million
Within 1 year	12.2
After 1 year and within 5 years	5.4
	17.6

At 30 June 2007, the Group did not have any lease commitment.

38 Material related party transactions

In addition to the transactions disclosed elsewhere in these accounts, the Group entered into the following material related party transactions.

(a) Transactions with related parties

During the year, the Group entered into the following material transactions with related parties:

	Fellow subsidiaries		Associates	
	2007	2006	**2007**	2006
	HK$ million	HK$ million	**HK$ million**	HK$ million
Continuing operations				
Interest expense	**2.4**	0.8	**—**	—
Interest income	**—**	—	**4.4**	4.0
Discontinued operations				
Agency commission paid	**2.1**	1.2	**—**	—
Building management fee paid	**5.3**	6.1	**—**	—
Maintenance fee paid	**15.5**	15.6	**—**	—
Rental expense	**—**	93.8	**1.4**	1.1
Cleaning service income	**0.8**	0.9	**—**	0.1
Hotel management income	**1.0**	—	**—**	—
Rental income	**3.7**	5.1	**—**	—

(b) Key management personnel remuneration

Remuneration for key management personnel of the Group is set out in note 10.

39 Non-adjusting post balance sheet events

(a) On 29 August 2007, Uniland Development Limited, a wholly-owned subsidiary of the Company which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145.02 million. Upon completion of the transaction, CIG will become a wholly-owned subsidiary of the Company.

(b) During the period from 1 July 2007 to 10 August 2007, Macrostar Investment Limited, a wholly-owned subsidiary of the Company, acquired 31,159,000 shares of HKCG at a price range of between HK$16.59 and HK$18.15 per share, for an aggregate consideration of HK$544.5 million.

As at 17 September 2007 (being the date of approval of the Company's consolidated accounts by the directors), the Company was beneficially interested in approximately 39.06% of the issued share capital of HKCG.

(c) After the balance sheet date, the directors proposed a final dividend. Further details are set out in note 13(a).

40 Comparative figures

Certain comparative figures have been adjusted or re-classified to conform with the disclosure requirements in respect of the discontinued operations set out in note 9.

41 Parent and ultimate controlling party

At 30 June 2007, the directors consider that the Company's parent and ultimate controlling party are Kingslee S.A. (a private limited liability company incorporated in the Republic of Panama) and Henderson Development Limited (a private limited liability company incorporated in Hong Kong) respectively. These entities do not produce accounts available for public use.

The parent of Kingslee S.A. is HLD, a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. HLD produces consolidated accounts, including those of the Group, which are available for public use.

Principal Subsidiaries

At 30 June 2007

Set out below are the particulars of the subsidiaries of the Company at 30 June 2007 which, in the opinion of the directors, principally affected the results and assets of the Group. All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries has debt securities in issue at the balance sheet date.

	Particulars of issued share capital		Percentage of shares held by the Company	
Principal activity	Number of ordinary shares	Par value HK$	Directly	Indirectly
A Investment holding				
China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
	* 1,000	1	—	100
Henderton Profits Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	64.06
Luxrich Limited (Incorporated and operates in the British Virgin Islands)	10	US$1	80	12.81
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	* 2	100	—	100
Nation Team Development Limited	2	1	—	92.81
Prominence Development Limited (Incorporated and operates in the British Virgin Islands)	3,692,100	US$1	—	64.06
Timpani Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Vigorous Developments Limited (Incorporated and operates in the British Virgin Islands)	10,000	US$1	—	44.84

** Non-voting deferred shares*

B Finance				
Henderson Investment Credit (2004) Limited	2	1	100	—
St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—

Principal Subsidiaries

At 30 June 2007

	Note	Contributed capital	Percentage of equity interest held by the Company Directly	Indirectly
C Infrastructure				
Hangzhou Henderson Qianjiang Third Bridge Company, Limited	*(i), (iii)*	RMB200,000,000	—	55.69
Maanshan Huan Tong Highway Development Limited	*(ii), (iii)*	RMB99,450,000	—	31.39
Tianjin Jinning Roads Bridges Construction Development Company Limited	*(ii), (iii)*	RMB23,680,000	—	44.84
Tianjin Wanqiao Project Development Company Limited	*(ii), (iii)*	RMB20,000,000	—	44.84

(i) The company is registered as Sino-foreign equity joint venture enterprise and operates in mainland China.

(ii) These companies are registered as Sino-foreign co-operative joint venture enterprises and operate in mainland China. The Group can exercise control over these entities.

(iii) The percentage of profit sharing by the subsidiaries is as follows:

Hangzhou Henderson Qianjiang Third Bridge Company, Limited	—	60%
Maanshan Huan Tong Highway Development Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%
Tianjin Wanqiao Project Development Company Limited	—	70%
Tianjin Jinning Roads Bridges Construction Development Company Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%

Extracts from the Accounts of the Principal Associate

For the year ended 30 June 2007

The Hong Kong and China Gas Company Limited

Consolidated profit and loss account

	Six months ended 30 June 2007 HK$ million (unaudited)	Six months ended 30 June 2006 HK$ million (unaudited)	Year ended 31 December 2006 HK$ million (audited)
Turnover	**5,763.7**	5,418.4	13,465.3
Profit before taxation	**5,919.3**	2,888.9	6,804.2
Taxation	**(424.4)**	(369.3)	(914.6)
Profit for the year	**5,494.9**	2,519.6	5,889.6
Profit attributable to shareholders	**5,469.9**	2,509.5	5,862.6
Dividends	**727.2**	661.1	1,928.1

Consolidated balance sheet

	At 30 June 2007 HK$ million (unaudited)	At 31 December 2006 HK$ million (audited)	At 31 December 2005 HK$ million (audited)
Property, plant and equipment	**12,666.5**	12,385.9	10,604.5
Leasehold land	**463.9**	478.8	462.5
Associates	**7,074.9**	3,457.0	2,060.9
Jointly controlled entities	**6,316.9**	5,815.0	5,197.5
Available-for-sale financial assets	**917.4**	848.5	768.0
Other non-current assets	**163.6**	149.3	45.8
Net current assets	**5,959.2**	5,887.2	2,275.2
	33,562.4	29,021.7	21,414.4
Share capital	**1,514.9**	1,377.2	1,377.2
Share premium	**3,770.1**	3,907.8	3,907.8
Reserves	**19,160.4**	14,141.7	9,863.9
Proposed dividend	**727.2**	1,267.0	1,267.0
Shareholders' funds	**25,172.6**	20,693.7	16,415.9
Minority interests	**552.6**	524.5	428.4
Total equity	**25,725.2**	21,218.2	16,844.3
Non-current liabilities	**7,837.2**	7,803.5	4,570.1
	33,562.4	29,021.7	21,414.4

Corporate Information

Board of Directors

Executive Directors

Dr. the Hon. Lee Shau Kee, GBM
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors

Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Dr. the Hon. Lee Shau Kee, GBM
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Appointed Managers

Henderson Real Estate Agency Limited

Company Secretary

Timon Liu Cheung Yuen

Registered Office

72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong
Telephone : (852) 2908 8888
Facsimile : (852) 2908 8838
Internet : http://www.hld.com
E-Mail : henderson@hld.com

Registrars

Tricor Standard Limited
26/F, Tesbury Centre
28 Queen's Road East, Wanchai
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited (Stock Code : 97)

Shares are also traded in the United States through an
American Depositary Receipt Level 1 Programme
(Ticker Symbol: HDVTY
CUSIP Reference Number: 425070109)

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

PricewaterhouseCoopers

Solicitors

Woo, Kwan, Lee & Lo
Lo & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 3 December 2007 at 11:00 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2007.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration. A special notice was received from a member of the Company pursuant to Sections 116C and 132(1)(c) of the Companies Ordinance (Chapter 32) of the Laws of Hong Kong, of the intention to propose the following resolution as an Ordinary Resolution:

   "**THAT** the retiring auditors, Messrs. PricewaterhouseCoopers, who were appointed as the auditors of the Company by the Directors to fill the casual vacancy occasioned by the resignation of Messrs. Deloitte Touche Tohmatsu, be and are hereby re-appointed as auditors of the Company until the conclusion of next Annual General Meeting at a fee to be fixed by the Directors."

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) **"THAT:**

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 16 October 2007

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 26 November 2007.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2007 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

This annual report is printed on environmentally friendly paper

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

END